082-35705

RECEIVED

[redacted]

3:28

12-31-07
AR/S

Moneysupermarket.com Group PLC
Annual Report 2007

Company Overview

We operate the UK's leading price comparison website.

We offer a free online service to consumers enabling them to compare a wide range of products through a single search in the finance, insurance, home services and travel markets to find the product most suited to their needs.

We offer product providers and advertisers access to significant volumes of informed consumers who, having compared the market, are ready to make a purchase, improving the focus and efficiency of their marketing spend.

Contents

Highlights 2007

Revenue

INCREASED BY
55.9%

2007
£162.9m

2006
£104.5m

Adjusted EBITDA

INCREASED BY
57.2%

2007
£52.9m

2006
£33.7m

Financial highlights[1]

Financial performance in line with market expectations

Revenues increased by 55.9% from £104.5m to £162.9m with internet revenues increasing by 63.7% from £93.0m to £152.2m

Gross margins increased from 61.1% to 66.7% driven by an increase in direct-to-site revenues and a change in sales mix in favour of the internet business

Adjusted EBITDA[2] increased by 57.2% from £33.7m to £52.9m

Final dividend of 1.63p per ordinary share

Cash balances of £54.0m at 31 December 2007

Operational highlights

Visitors to the Group's website increased by 54.0% to 91.0m

Transactions on the Group's website increased by 52.4% to 58.2m

Improved revenue per transaction (RPT) and revenue per visitor (RPV) in each vertical

Online brand recognition increased to 73% in November 2007

Continued diversification across the internet business as the Travel and Home Services verticals continue to expand rapidly

Strong start to the current financial year

1. The financial highlights relate to the Pro Forma Income Statement covering the years ended 31 December 2006 and 31 December 2007 assuming a debt free acquisition of Moneysupermarket.com Financial Group Limited by the Company on 1 January 2006, from which date intangible amortisation commenced, and a share option charge which reflects the average charge over the vesting period of currently unexercised options.

   The Directors anticipate presenting financial information on a similar basis until the final results for the year ended 31 December 2008. Thereafter the need to present a Pro Forma Income Statement will not be required because the relevant comparator period will be consistent with the current period. Further information on the Pro Forma Income Statement is set out in the Business Review on page 10.

2. Adjusted EBITDA is calculated by the Directors by making certain adjustments to the historical compensation levels of the Directors and senior managers, and share based bonus awards to employees on the listing of the Company. These adjustments reflect the Directors' and senior managers' profit share, discretionary bonus and related employer's national insurance contribution. They also include charges relating to the issue of free shares to each eligible employee to the value of £3,000, charges relating to the conditional share award made to Gerald Corbett on listing and charges related to share based compensation relating to options issued prior to listing. Following listing, these elements of compensation no longer apply at these levels. For further information, see page 10.

Our Business

Our internet business operates across four verticals: Money, Insurance, Travel and Home Services, covering 26 price comparison channels.

The Money vertical offers consumers the opportunity to search for, and compare, finance products in the following channels:

- Business finance
- Credit cards
- Current accounts
- Debt solutions
- Loans
- Mortgages
- Savings accounts

The Insurance vertical offers consumers the opportunity to search for, and compare, insurance products in the following channels:

- Breakdown
- Dental
- Home
- Life insurance
- Medical
- Mortgage payment protection
- Motor
- Payment protection
- Pet
- Travel

The Travel vertical offers consumers the opportunity to search for, and compare, travel products in the following channels:

- Airport parking
- Car hire
- Flights
- Hotels
- Package holidays

The Home Services vertical offers consumers the opportunity to search for, and compare, home services products in the following channels:

- Broadband
- Mobile telephone
- Shopping
- Utilities

Established 1999

Providers include:

- Capital One
- First Plus
- Alliance & Leicester
- Barclaycard
- Cahoot

Revenue

£78.0M

Up by 48.7% from 2006

Number of visitors

27.7M

Up by 19.5% from 2006

Established 2003

Providers include:

- Swiftcover
- Admiral
- esure
- AA
- Marks & Spencer

Revenue

£54.4M

Up by 74.7% from 2006

Number of visitors

20.7M

Up by 54.7% from 2006

Established 2004

Providers include:

- Opodo
- ebookers
- MyTravel
- Thomson
- British Airways

Revenue

£15.0M

Up by 100.9% from 2006

Number of visitors

37.0M

Up by 87.2% from 2006

Established 2006

Providers include:

- Scottish Power
- Scottish & Southern
- British Gas
- BT
- O_2

Revenue

£4.5M

Up by 280.2% from 2006

Number of visitors

5.7M

Up by 102.9% from 2006

How We Do It

Our price comparison services offer a compelling value proposition to both consumers and product providers, by simplifying consumers' research, improving the consumer's shopping experience and enabling product providers and advertisers to effectively target their marketing spend.

Our business strategy

The Group has a highly focused business strategy to ensure it maintains its position as the UK's leading price comparison website and to support its continued growth.

Growing the Moneysupermarket.com brand
We invest significantly in marketing, including television advertising, to promote awareness in our brand and to ensure it is synonymous amongst consumers with price comparison in the UK.

Improving the consumer experience
Improving the consumer experience sits at the heart of our business strategy. We continually improve website functionality, introduce new features such as MyMoneysupermarket, new products, additional editorial content, consumer and expert reviews, forums and community features. This enables consumers to consider a wide range of factors before making their purchasing decision and increases their confidence, trust and loyalty in the Moneysupermarket.com brand and the benefits of the services we offer.

Innovating and maintaining our position as the UK's leading price comparison website
We focus our resources on innovation across all aspects of our business. Consumers see the benefit of this innovation in enhanced website functionality, improvements in existing products or the addition of new products or features. We continually enhance the consumer experience so that we remain their preferred choice for price comparison in the UK.

Leveraging our existing consumer base, technology and marketing expertise
We utilise our significant sales, marketing and industry expertise to drive the growth of the Group in the price comparison marketplace. We identify opportunities to offer new services and products to our consumer base and to use our technology in innovative new ways.

How we generate revenue

We generate revenue by introducing consumers to product providers whose products feature in the price comparison results on our website, in return for a fee from that provider on either a cost per click ('CPC') or cost per action ('CPA') basis.

Revenue is earned under CPC pricing arrangements when a consumer clicks through from our website to a provider's website, having chosen the provider's product from our price comparison results page.

Revenue is earned under CPA pricing arrangements when a consumer clicks through from our website to a provider's website, having chosen the provider's product and either completes an application for a product or purchases a product from that provider.

We also generate revenue from the display of advertisements on our website on a cost per thousand impressions ('CPM') basis. We generate an 'impression' of an advertisement each time it appears on one of our web pages viewed by a consumer.

How we attract and retain consumers

Our brand is one of our most important and valuable assets. We have invested heavily as part of a highly focused marketing strategy to develop the Moneysupermarket.com brand and to market it to existing and new consumers. This ensures we continue to attract increasing numbers of visitors to our website and continue to maintain our position as the UK's leading price comparison website. In 2007, our website attracted 91.0m visitors, representing an increase of 31.9m visitors on 2006.

Our marketing strategy incorporates the following elements:

Offline marketing
Television
Between 1 January and 31 December 2007, we spent £17m on television advertising including programme sponsorship. The television campaigns have generated a significant increase in direct-to-site traffic and brand awareness. Television advertising has helped improve our online brand recognition from 40% of internet subscribing UK adults in July 2006 to 73% in November 2007 according to a survey commissioned from YouGov.

Radio
We utilise radio advertising to promote specific channels and the Moneysupermarket.com brand generally. We currently focus on balancing advertising to promote overall brand awareness and targeted advertising to increase consumer traffic to specific high value channels, such as motor insurance in March, when consumers tend to renew their motor insurance.

Press
We pursue a focused strategy to ensure we feature heavily in the national press through news articles, expert commentary on topical issues and the provision of comparison 'best buy' tables to a number of national newspapers including the Telegraph, Independent and Times. These often feature the Moneysupermarket.com brand which builds consumer association with the Group as the UK's leading price comparison website.

Online marketing
Search engine optimisation ('SEO')
We utilise SEO activities to maximise direct-to-site traffic from search engines such as Google to our website. SEO activities focus on enhancing the rankings of our website in the natural results of search engines when a consumer makes an internet search. Search engines do not charge for traffic generated in this way.

Search engine marketing ('SEM')
SEM focuses on the purchase of sponsored listings on search engines generated when a consumer makes an internet search. Sponsored listings typically appear at the top or right hand side of a search engine results page. We aim to feature our website at or near the top of the sponsored listings table for relevant keyword searches undertaken by a consumer.

Portal partners
We have relationships with over 200 portal partners including many of the leading websites in the UK, such as the Financial Times, Telegraph, Sky and Virgin Media. We integrate our financial comparison content and best buy tables within the portal partner and these contain hyperlinks which drive consumer traffic to our website.

Chairman's Statement

'I am pleased to report a strong set of results for the period ending 31 December 2007. Revenues for the year grew by 55.9% to £162.9m with significant growth across all areas of the internet business. This year has begun positively and we are confident that our business is sufficiently robust and diversified for the Group to continue to prosper during the so called credit crunch.'

It has been a year of great change and growth for the Group, culminating with the flotation of the Company on the London Stock Exchange on 31 July 2007 and strong revenue and profit growth throughout the year. The shareholding structure was revised earlier in the year with Simon Nixon acquiring the bulk of Duncan Cameron's stake. This facilitated the subsequent flotation which leaves Simon with 54.5% of the Company.

I became Chairman in June ahead of the flotation. Michael Wemms, who is our Senior Independent Non-Executive Director and chairs the Remuneration Committee, also joined me prior to the flotation. Rob Rowley joined the Board in September to chair our Audit Committee. Both are hugely experienced businessmen with many years of public company service. Our challenge is to support Simon and his team as the Group grows and makes the transition from private to public. Greater size and complexity inevitably requires more process and structure but at the same time the entrepreneurial spirit at the heart of the Group's success must not be stifled and must flourish. The new Board has made a good start, addressing the issues in an open and constructive way.

I am pleased to report a strong set of results for the period ending 31 December 2007. Revenues for the year grew by 55.9% to £162.9m with significant growth across all areas of the internet business. This was underpinned by growth in the number of visitors and an increase in the revenues generated by each visitor across each of the internet verticals that the Group operates within.

Visitor growth has been in part driven by a rigorous television advertising campaign. This has significantly improved brand recognition and encouraged consumers to visit our website directly, thereby improving gross margins. Revenue per visitor has increased from a continual improvement in the product sets we offer and generally from consumers' increased confidence in transacting online as a result of increased broadband penetration.

Adjusted EBITDA increased by 57.2% to £52.9m which was slightly in excess of revenue growth. The adjusted cost base increased from £31.3m to £57.3m with the main increases from television advertising which rose £12.2m over last year and adjusted employee costs which grew by £6.6m to £22.8m as we continued to develop our product ranges.

Over the next year the Board will be focused upon improving the process and structure within the Group, working closely with the Executive Management Team. This will ensure we have the right balance between entrepreneurial culture and operational efficiency.

This year has begun positively and we are confident that our business is sufficiently robust and diversified for the Group to continue to prosper during the so called credit crunch. This confidence underpins the Board's decision to recommend a final dividend of 1.63p per ordinary share, to be paid on 30 April 2008 to ordinary shareholders on the register of members on 25 March 2008. The Group did not pay an interim dividend in 2007.

The new Board has settled in well and I would like to thank my colleagues for their contributions. More importantly, on behalf of the Board, I would like to thank our Executive Management Team and all of the Group's employees for their hard work and commitment. This strong result is to their credit and gives us all confidence for the future.

Gerald Corbett
Chairman

Chief Executive's Report

'I am pleased to present my first Chief Executive's Report for what has been a very successful year for the Group. We have continued to grow the business substantially whilst investing significantly for the future.'

I am pleased to present my first Chief Executive's Report for what has been a very successful year for the Group. We have continued to grow the business substantially whilst investing significantly for the future. This has all taken place in a year when we floated the Group on the London Stock Exchange in the very challenging and volatile markets of July 2007. The Group entered the FTSE 250 in September 2007.

Group revenues grew by 55.9% in 2007 to £162.9m. Internet revenues increased by 63.7% to £152.2m and adjusted EBITDA by 57.2% to £52.9m. All areas of the internet business performed well whilst the intermediary business was broadly stable in 2007.

Despite the well documented turbulence in credit markets in 2007, the Money vertical traded successfully throughout the year. Revenues grew by 48.7% and we believe this demonstrates the value that our business delivers to both consumers and providers. We believe providers reduced advertising spend on other media whilst maintaining their commercial relationships with the Group because it offers targeted and focused advertising spend and generates a greater return on investment than many other forms of media.

In the Insurance vertical, revenues grew by 74.7% to £54.4m in 2007. We maintained a strong market position in a sector which continues to show rapid growth through greater consumer awareness and increasing use of online aggregators. We have the most complete insurance comparison engine in the UK offering the consumer the widest choice of providers. We have a very strong brand with 73% of online consumers recognising the Moneysupermarket.com brand. This gives the Group a strong competitive advantage and a powerful base from which to defend and grow its position as the UK's leading price comparison website.

The Travel vertical increased its revenues by 100.9% to £15.0m. The Travelsupermarket.com brand is recognised in its own right and is the clear market leader in its field. We have made the product more comprehensive, adding additional channels which enable the business to cater for more of our consumers' requirements. Inventory has been increased allowing the consumer to compare more providers. This improves the consumer experience and engenders trust in the Group. Ultimately we believe these factors will make Travelsupermarket.com the preferred and most trusted travel website in the UK.

Home Services revenues have increased by 280.2% to £4.5m. The focus this year has been on growing market share in a vertical where there were already established competitor businesses. We have been successful in the application of this strategy. We have leveraged our already substantial user base, the strength of our brand and our sales and marketing expertise to take market share from the incumbents. Home Services continues to show rapid growth, albeit from a small base, but also benefits the business by widening the Group's offering to the consumer. This gives the consumer even more reasons to return to our website.

We launched our business in Germany (www.icero.de) in October 2007, initially offering home and motor insurance partnering with a third party who provided the technology. We had some success in 2007 but are working hard now to improve and focus our offering to the consumer in 2008. We will not commit significant investment to promoting the service until we are satisfied with progress in this area.

I believe the Group has achieved a great deal in 2007 and its success is largely down to the dedication of our employees. I would like to thank them for their continuing efforts.

Chief Executive's Report continued

'As the UK's leading price comparison website, the Group is very well placed to respond to a continuing structural shift in consumers' and advertisers' behaviour.'

Strategic context
As the UK's leading price comparison website, the Group is very well placed to respond to a continuing structural shift in consumers' and advertisers' behaviour. Increasing broadband penetration in the UK has dramatically improved the online experience. It is 'always on' and gives much faster access than a dial-up connection. As a result, consumers are spending ever increasing amounts of time online. The consumption of internet media now accounts for more than one quarter of all media consumption in the UK. As consumers' online time increases so their confidence and familiarity with transacting over the internet improves. Advertisers are increasingly recognising this in their consumer acquisition strategies and are allocating ever increasing amounts of their advertising budgets from traditional offline media to the internet. We believe the Group provides the largest and most effective price comparison marketplace in the UK, matching relevant and ready-to-transact consumers with providers.

Our strategy, which aims to capitalise on this structural shift, is built upon two primary objectives:

- To continue to innovate with a constant focus on improving our existing products and improving the consumer/provider experience.
- To improve the volumes and mix of traffic to the Group's website by increasing brand awareness of Moneysupermarket.com.

Innovation and product development
It is imperative we maintain our leading edge in product development. The internet is unique in that it offers consumers the ability to move between different 'retailers' at the click of a mouse. It is not good enough to be the best and most trusted in 70% of the things you do because ultimately the remaining 30% of the business will suffer. Product is therefore key to our success. This is encapsulated through two of our key operating values:

- To build services that we would feel proud to recommend to close family and friends.
- To endeavour to offer our consumers the widest selection of products enabling them to compare and buy online in all of the major sectors of the market. Content is therefore paramount.

These values sit at the heart of all of the products and services we develop.

Product development introduces more relevant consumers to more relevant product providers and improves both consumer satisfaction and provider conversion. By constantly improving our service to both of these key stakeholders, the Group will continue to prosper and maintain its position as the UK's leading price comparison website.

In 2007 we introduced a number of key developments in this area. For example:

- We extended the question set within our motor insurance channel to enable consumers to obtain a more tailored quote for their particular circumstances. The response has been good and we have seen an increase in conversion rates recorded by providers. This has generated increased revenues per visitor in the motor insurance channel since the new question set was introduced.

- In July 2007 we introduced MyMoneysupermarket. This enables consumers to enter their details once within our safe and secure systems; these details can then be used to prepopulate application forms which can save the consumer time and effort at the time of renewal. It also, through the log in feature, enables us to get a better understanding of our consumers and tailor our products and services to their individual needs.
- We have added more user and professional reviews and significantly grown our forums feature. We now have more than 24,000 registered users and many times more viewers of our forums who interact with each other to discuss topics of interest and concern to them which increases consumers' affinity with the website.

We believe that these developments in particular contributed significantly to increasing the revenue per visitor across our business during 2007.

Brand awareness
Marketing and PR drive new consumers to our website. We began offline initiatives a number of years ago with the supply of best buy tables to the personal finance sections of national newspapers. This continues and today we supply the best buy tables for seven newspapers including the Telegraph, Times and Independent. More recently, in 2006, we extended our offline initiatives into television and radio advertising which have stepped up considerably in 2007. The success of this is reflected in two key areas:

- Our online brand recognition increased from 40% in July 2006 to 73% in November 2007 according to a YouGov survey commissioned for the Group.
- Our gross margins increased from 61.1% to 66.7% as the Group earned a greater proportion of its revenues from consumers who came directly to the website rather than from search engine marketing or portal partners where there is a direct cost of consumer acquisition.

We need to retain our position in the front of consumers' minds as a trusted consumer champion and to become their de facto choice when considering their financial, insurance, travel and home services requirements.

Current trading and outlook
We have made a strong start to the current financial year. The Money vertical has enjoyed double digit growth year to date, with broadly flat performance in loans and mortgages in a declining market offset by very strong growth in credit card and savings products. The other verticals, Insurance, Travel and Home Services, have maintained the momentum experienced in the second half of 2007. In line with our business plan, we anticipate a step up in costs in the first half of 2008 associated with our continued investment in the business and development of our German subsidiary. We remain very confident in our diverse business model and the benefit it brings to consumers and providers.

Given current trading and the ongoing investment programme, we are confident that we can have another successful year.

Simon Nixon
Chief Executive Officer

Business Review

Revenue

INCREASED BY

55.9%

2007
£162.9m

2006
£104.5m

Gross profit

INCREASED BY

70.2%

2007
£108.6m

2006
£63.8m

Adjusted EBITDA

INCREASED BY

57.2%

2007
£52.9m

2006
£33.7m

Moneysupermarket.com Group PLC (the 'Company') was formed as a new holding company on 14 March 2007 and it acquired Moneysupermarket.com Financial Group Limited and its subsidiaries (together the 'Group') on 22 June 2007. Accordingly the Group is presenting consolidated results for the period from 22 June 2007 to 31 December 2007. These have been presented on pages 41 to 59. Revenues in the period were £88.3m (2006: £nil), generating a net profit before tax of £7.6m (2006: £nil). Including a tax credit for the period of £1.8m, total profit for the period was £9.4m.

The Group is also presenting below a Pro Forma Income Statement for the years ended 31 December 2006 and 31 December 2007 to show what the financial results would have been had the Company acquired Moneysupermarket.com Financial Group Limited on 1 January 2006. The Directors believe that this will allow users of the financial information to gain a better understanding of the underlying performance of the business. This is consistent with the presentation in both the interim statements for 2007 and in the prospectus issued in connection with the listing of the Group in July 2007. The Pro Forma Income Statement forms the basis of the commentary contained in the Business Review presented below unless otherwise stated.

Unaudited Pro Forma Income Statement
for the year ended 31 December 2007

	2007 £000	2006 £000
Revenue	**162,882**	104,459
Internet	**152, 220**	92,985
Intermediary	**10,662**	11,474
Cost of sales	**(54,268)**	(40,661)
Gross profit	**108,614**	63,798
Other operating income	**–**	193
Distribution expenses	**(19,640)**	(7,406)
Administrative expenses – excluding Directors' and senior managers' profit share and discretionary bonuses, and share based compensation	**(62,837)**	(49,141)
Administrative expenses – Directors' and senior managers' profit share and discretionary bonuses	**(4,967)**	(17,572)
Administrative expenses – share based compensation	**(4,433)**	(4,192)
Administrative expenses	**(72,237)**	(70,905)
Profit/(loss) from operating activities	**16,737**	(14,320)
Adjusted EBITDA		
Profit/(loss) from operating activities	**16,737**	(14,320)
Directors' and senior managers' profit share and discretionary bonuses	**4,967**	17,572
Share based compensation	**4,433**	4,192
Amortisation of intangible assets	**25,200**	25,200
Depreciation	**1,612**	1,039
Adjusted EBITDA	**52,949**	33,683
Pro forma earnings per ordinary share:		
– basic	**7.5p**	4.7p
– diluted	**7.3p**	4.6p

Notes

Basis of preparation

The pro forma results show the trading results of the Group for the years ended 31 December 2006 and 31 December 2007 adjusted for the following assumptions:

- The acquisition of Moneysupermarket.com Financial Group Limited by the Company occurred debt free on 1 January 2006.
- The charge included within the pro forma results for share options is the average expected charge over the vesting period of options still to be exercised following the listing of the Company on 31 July 2007.

Pro Forma basic and diluted earnings per ordinary share figures have been included which are based on an adjusted net profit figure assuming that the number of ordinary shares and options in issue at 31 December 2007 had been in issue since 1 January 2006. The diluted earnings per ordinary share calculation for the year ended 31 December 2007 does however include a weighting for Long Term Incentive Plan awards made on 28 December 2007. The pro forma earnings per share calculations assume a 30% tax rate for 2006 and 2007.

The Directors regard an adjusted EBITDA figure as being the most meaningful profit measure for this period. The following adjustments have been made to the Pro Forma Income Statement:

- The acquisition of Moneysupermarket.com Financial Group Limited by the Company gave rise to £207.2m of intangible assets. These are to be written off over a period of 3-10 years with a charge of £25.2m per annum to be recorded in each of the first three years. This has been shown within administrative expenses as a charge of £25.2m in the 2006 and 2007 Pro Forma Income Statements.
- With effect from the Listing of the Company on 31 July 2007, Directors' and senior management's compensation was revised and the individuals entered into new service agreements. Directors' and certain senior management's profit share, discretionary bonus and employer's national insurance contributions have been added back to reflect the fact that following Listing on 31 July 2007 these elements of compensation no longer apply to these individuals.
- Share option charges relating to Directors, senior management and other employees of the Group have been added back to calculate adjusted EBITDA. Prior to the acquisition of Moneysupermarket.com Financial Group Limited by the Company, Moneysupermarket.com Financial Group Limited issued share options to employees on terms that will not be offered moving forwards. On Listing, the Company also issued 'free' shares to the value of £3,000 as a 'bonus' to each eligible employee as part of its Share Incentive Plan scheme. On listing, the Company also entered into an agreement with Gerald Corbett under which Gerald Corbett purchased 117,647 ordinary shares in the Company and provided he completes three years service as Chairman of the Company from listing and he retains those ordinary shares he purchased, he will be entitled to subscribe at nominal value for 235,294 ordinary shares in the Company. The Company does not currently intend to make similar awards in the future. It does however anticipate making conditional share awards under the terms of the Company's Long Term Incentive Plan in the future to key staff on commercial terms. Conditional awards were made under the Company's Long Term Incentive Plan on 28 December 2007. No charge is included in the pro forma results in either 2006 or 2007.

Business Review continued

Gross margin

INCREASED BY

5.6%pts

2007 66.7%

2006 61.1%

Visitors

INCREASED BY

54.0%

2007 91.0m

2006 59.1m

Overview of financial performance

Revenues grew strongly by 55.9% to £162.9m (2006: £104.5m) and adjusted EBITDA by 57.2% to £52.9m (2006: £33.7m). The internet business generated £152.2m of revenues representing 93.5% of turnover in the year to 31 December 2007 compared to £93.0m in the corresponding period which represented 89.0% of turnover.

Group gross margins increased over the period from 61.1% to 66.7%, partly as a result of a more favourable mix, as the lower margin intermediary business contributed 6.5% of Group revenues in 2007 compared to 11.0% in 2006. The Group also saw direct-to-site revenues increase as a proportion of total revenues over the period. The Directors' believe that the improvement in direct-to-site revenues has been driven by increased brand awareness supported by continued investment in brand building including television advertising which commenced in March 2006, and a focus on Search Engine Optimisation (SEO) which has helped to maintain and improve the Group's rankings in the free listings in the major search engines for key search terms.

The adjusted cost base before depreciation increased from £30.3m to £55.7m. Much of the increase is attributable to an increase in distribution expenses which consist primarily of television advertising, marketing and PR expenses. These have grown significantly from £7.4m in 2006 to £19.6m in 2007. Television advertising did not commence until March 2006 and the 2007 results therefore include a full year's activity compared to 10 month's in 2006. However, throughout 2007 we increased the level of advertising activity. The success of this has been demonstrated by a significant improvement in online brand recognition from 40% in July 2006 to 73% in November 2007 as measured by a YouGov survey regularly commissioned by the Group.

Administration costs have also increased substantially. Headcount increased from 523 to 647 over the period, primarily in IT and operations, as work continues on improving our consumer offering and the development of new products and services. Adjusted staff costs increased by £6.6m to £22.8m in 2007.

Other costs including irrecoverable VAT increased by £7.1m driven by a change in sales mix towards sales which were exempt from VAT together with an increase in outsourced call centre costs associated with the growth in the sale of insurance leads. Included in the adjusted cost base is £1.0m of costs that relate to the launch of our German business, www.icero.de, in October 2007.

Adjusted EBITDA margins improved from 32.2% in 2006 to 32.5% in 2007.

The Group operates two different business segments in the UK (internet and intermediary). The internet business operates across four vertical markets. These are discussed below:

	31 December 2007		31 December 2006	
	£000	**%**	£000	%
Money	**78,030**	**48**	52,468	50
Insurance	**54,402**	**33**	31,144	30
Travel	**15,004**	**9**	7,469	7
Home Services	**4,540**	**3**	1,194	1
Other – UK	**87**	**0**	710	1
Total internet UK	**152,063**	**93**	92,985	89
Germany	**157**	**0**	–	–
Total internet	**152,220**	**93**	92,985	89
Intermediary	**10,662**	**7**	11,474	11
Total	**162,882**	**100**	104,459	100

Internet business

The UK internet business accounted for 93% of Group revenues. The Directors use key performance indicators ('KPIs') to assess the performance of the internet business against our strategy. These are reviewed on a regular basis. The principal KPIs for the internet business are as follows:

Visitors

The Group measures the number of visitors to its website as the number of unique visitors per day per channel, measured on a cumulative basis using cookie-based tracking methodologies.

Number of transactions

The Group measures transactions at the point in time that the consumer leaves its website having clicked through to a third party website, or in some cases having completed an application form hosted on the Group's website.

Revenue per visitor ('RPV')

The Group measures the total revenue (including click and other internet revenue) divided by the number of visitors defined above.

Revenue per transaction ('RPT')

The Group measures the click based revenue divided by the total number of transactions.

The relative performance of each of the internet verticals is discussed below:

Transactions

INCREASED BY

52.4%

2007
58.2m

2006
38.2m

Money revenue

INCREASED BY

48.7%

2007
£78.0m

2006
£52.5m

Money

The Money vertical currently offers the consumer the ability to search for and compare finance products for business finance, credit cards, current accounts, mortgages, loans, debt solutions and savings accounts. It also includes elements of the Group's lead business (PAA) and advisory business (MCAT) together with advertising revenues that derive from money products.

The KPIs for the Money vertical are shown below:

	31 December 2007	31 December 2006	Change
Visitors (000)	**27,676**	23,152	20%
Transactions (000)	**12,557**	11,006	14%
Revenue (£000) – click based revenue	**60,779**	37,714	61%
Revenue (£000) – other	**17,251**	14,754	17%
Revenue (£000) – total	**78,030**	52,468	49%
RPV	**£2.82**	£2.27	
RPT	**£4.84**	£3.43	

Revenues in the Money vertical in total have increased by 49% from £52.5m to £78.0m and transaction revenue by 61% from £37.7m to £60.8m. Growth has been driven by both an increase in visitors of 20% and a shift in sales mix away from unsecured lending towards secured lending products. These generate higher revenues for the Group and this has significantly improved average RPT and RPV in the Money vertical which have increased by 41% and 24% respectively. The Group saw little impact on the reported results from the volatility of the credit markets in 2007.

Business Review continued

Insurance revenue

INCREASED BY

74.7%

2007
£54.4m

2006
£31.1m

Travel revenue

INCREASED BY

100.9%

2007
£15.0m

2006
£7.5m

Other revenues grew 17% in the period broadly in line with visitor growth. This includes revenues from the sale of leads through PAA, commission based sales through MCAT for mortgages and loans, and advertising revenues.

Insurance

The Insurance vertical currently offers the consumer the ability to search and compare insurance quotations for breakdown, dental, home, life, medical, mortgage payment protection, motor, payment protection, pet and travel insurance. It also includes elements of the Group's lead business (PAA) and advisory business (MCAT) together with advertising revenues that derive from insurance products.

The KPIs for the Insurance vertical are shown below[1]:

	31 December 2007	31 December 2006	Change
Visitors (000)	**20,677**	13,365	55%
Transactions (000)	**13,291**	8,918	49%
Revenue (£000) – click based revenue	**46,674**	27,480	70%
Revenue (£000) – other	**7,728**	3,664	111%
Revenue (£000) – total	**54,402**	31,144	75%
RPV	**£2.63**	£2.33	
RPT	**£3.51**	£3.08	

Revenue in the Insurance vertical increased by 75% from £31.1m to £54.4m and transaction revenue grew by 70% from £27.5m to £46.7m. RPT increased 14% to £3.51 as consumer sales conversion improved on provider websites in respect of home and motor insurance driven by upgrades in the search functionality on the website. For example an enhanced question set was added to motor insurance in July 2007 which enabled consumers to obtain a more tailored quote for their particular circumstances, further increasing conversion on the providers' websites. This improved RPT in the motor insurance channel.

Other revenues increased by 111% with the launch of the leads bidding system which enabled motor and home leads to be retailed on the Group's online bidding platform.

Travel

The Travel vertical currently offers the consumer the ability to search for and compare airport parking, car hire, flights, hotels and package holidays.

The KPIs for the Travel vertical are shown below:

	31 December 2007	31 December 2006	Change
Visitors (000)	**36,964**	19,749	87%
Transactions (000)	**30,636**	17,205	78%
Revenue (£000) – click based revenue	**13,080**	6,796	92%
Revenue (£000) – other	**1,924**	673	186%
Revenue (£000) – total	**15,004**	7,469	101%
RPV	**£0.41**	£0.38	
RPT	**£0.43**	£0.40	

Revenues in the Travel vertical have grown by 101% from £7.5m to £15.0m and transaction revenue by 92% from £6.8m to £13.1m. Visitors have grown by 87% over the period and each of RPT and RPV has increased by 8%. Car hire and hotels now account for a greater proportion of revenues in 2007 than 2006. There has also been some benefit with the widening of the product portfolio late in 2006 which saw the launch of airport parking and a Top Deals promotion where consumers are periodically sent details of some of the best deals found on the website. The existing product set has been further developed in 2007 to include flight sectors with B&Bs being added to the hotels offering. The increased product set and content has increased page impressions and has enabled the Group to generate greater advertising revenues which are shown within other revenues.

Home Services revenue

INCREASED BY

280.2%

2007
£4.5m

2006
£1.2m

Home Services

The Home Services vertical was launched in 2006. It offers consumers the opportunity to search for and compare products for broadband, mobile telephone, shopping and utilities.

The KPIs for the Home Services vertical are shown below[2]:

	31 December 2007	31 December 2006	Change
Visitors (000)	**5,721**	2,819	103%
Transactions (000)	**1,699**	1,107	53%
Revenue (£000) – click based revenue	**4,345**	1,194	264%
Revenue (£000) – other	**195**	–	n/a
Revenue (£000) – total	**4,540**	1,194	280%
RPV	**£0.79**	£0.42	
RPT	**£2.56**	£1.08	

Brand recognition

INCREASED BY

33%pts

November 2007
73%

July 2006
40%

Revenues in the Home Services vertical have grown by 280% from £1.2m to £4.5m. Revenues in 2006 were predominantly generated from utilities which was a white labelled offering with content provided by a third party and the Group was remunerated on a cost per click basis. Late in 2006 the Group developed its own utilities offering, introduced a number of other channels and the majority of commercial deals migrated towards cost per action based arrangements. This increased RPV in 2007 over 2006.

Germany

The German business launched in October 2007. It provides a range of products including home and motor insurance. Revenues were £0.2m and the Group incurred £1m in associated costs. The Group will focus in the coming months on how it can improve its product offering in Germany.

1. As noted in the prospectus issued in connection with the Listing of the Company, the Group's visitor numbers during the period between June 2006 and May 2007 were understated due to certain visitors not being assigned a unique global user ID. The issue was resolved in May 2007 and has not impacted visitor numbers in the Insurance vertical after May 2007. The Group has not been able to quantify the exact extent of the understatement.

2. The KPIs in respect of 2006 do not include the new car channel which was discontinued in the second half of 2006.

Business Review continued

1.63p

FINAL DIVIDEND
PER ORDINARY SHARE

Pro forma earnings per share

INCREASED BY
59.6%

2007	2006
7.5p	4.7p

Intermediary business
Intermediary revenues declined from £11.5m to £10.7m over the period. In June 2006 the Group disposed of its 50% shareholding in HL Partnership Limited, a network business. This contributed £0.8m of revenues in 2006 and nil profit. Trading in the underlying business remained stable in 2007.

Acquisition of Moneysupermarket.com Financial Group Limited and Listing
As noted above, on 22 June 2007 the Company, at that time controlled by Simon Nixon, purchased the entire issued share capital of Moneysupermarket.com Financial Group Limited. This was funded partially by a cash payment of £162m to one of the founder shareholders, Duncan Cameron, and a share-for-share exchange. This transaction has had a number of impacts on the accounts of the Company in the current period and will also impact on subsequent periods.

Goodwill and intangibles
The acquisition of Moneysupermarket.com Financial Group Limited gave rise to £125.0m of goodwill and the recognition of £207.2m of intangible assets. Individual intangible assets will be amortised over their useful lives (which are in the range of 3-10 years) with a charge of £25.2m per annum in the first three years in the full year accounts. A charge of £13.3m has been included in the accounts covering the period from 22 June 2007 to 31 December 2007. A full year's charge of £25.2m has been included in the Pro Forma Income Statement for the years ended 31 December 2006 and 31 December 2007.

Costs of transaction
The Company incurred total transaction costs relating to the acquisition of Moneysupermarket.com Financial Group Limited, the raising and draw down of the required financing and the flotation on the London Stock Exchange of £15.8m.

The Company incurred costs and stamp duty of £2.8m relating to the acquisition of Duncan Cameron's shares in Moneysupermarket.com Financial Group Limited. These costs have been capitalised and recorded as a cost of investment on the Company's balance sheet.

The acquisition of Duncan Cameron's shares in Moneysupermarket.com Financial Group Limited was funded by an all senior debt facility of £150m. The Company incurred costs of £3.6m directly associated with the raising and draw down of the loan facility. The debt was repaid from the proceeds of the listing on 31 July 2007. The costs have therefore been expensed in the current period and shown as a finance charge in the statutory accounts. The Pro Forma Income Statement has been prepared on a debt free basis and consequently there have been no costs recognised in it in respect of the debt raised.

The remaining balance of £9.4m relates to costs incurred in relation to the listing of the Company. These costs have been written off against the share premium account.

Treasury and funding
The Company raised £180m from the proceeds of the listing on 31 July 2007. Approximately £178m of the proceeds raised were used to fund the costs of the acquisition by the Company of Duncan Cameron's shares in Moneysupermarket.com Financial Group Limited including all related costs and expenses of the acquisition, the raising and draw down of debt finance and the costs of the listing. The Company acquired £14m of cash at the acquisition and has continued to generate cash from operations. It has no debt. The Company had cash balances of £54.0m at 31 December 2007. The Company has invested its cash over the period predominantly in instant access cash deposits and short-term deposits (less than six months). As such the interest earned has closely followed movements in the Bank of England base rate.

Dividend
The Directors currently intend to adopt a progressive dividend policy, initially targeting a dividend payout of approximately one third of net income each year, payable by way of an interim and final dividend each year.

The Board is declaring a final dividend, subject to shareholder approval, consistent with the policy above in respect of the period ended 31 December 2007, of two thirds of the annual targeted payout ratio, representing one third of adjusted net income. This equates to £8.1m and represents 1.63p per ordinary share. The ex-dividend date is 19 March 2008, with a record date of 25 March 2008 and a payment date of 30 April 2008.

Tax
The Group tax credit of £1.8m in the statutory Income Statement represents an effective tax rate of –25.2%. This is significantly below the prevailing rate for the period of 30%. The current year rate has been impacted by a number of items. The deferred tax liability relating to the intangible assets has been revalued to reflect the change in corporation tax rates from 30% to 28% from 5 April 2008. This has generated a credit in the current period to tax of £3.7m. The Group has also recognised a deferred tax credit of £1.7m relating to share based payments arising from shares and options issued prior to the listing. In future the Group expects the underlying effective rate of tax to revert to close to the standard UK corporation tax rate of 28%.

Earnings per ordinary share
Basic statutory earnings per ordinary share for the period to 31 December 2007 were 3.0p. Details can be found in Note 9 of the financial statements. Pro forma basic earnings per ordinary share increased from 4.7p to 7.5p per share. The pro forma earnings per ordinary share is based on adjusted EBITDA after deducting depreciation and adding estimated interest income for each period to calculate pro forma profit before tax. A tax rate of 30% has been applied to calculate pro forma profit after tax.

Principal Risks and Uncertainties

The tables below summarise the material operational and financial risks to the Group and how we seek to mitigate them in the day-to-day running of the business.

Operational risks

Risk area	Potential impact	Mitigation
Competitive environment	Loss of market share and erosion of margins from increased competition.	We continue to focus on building best of breed products to improve our proposition to the consumer. This includes investment in consumer retention tools and technology such as MyMoneysupermarket which deliver additional features and functionality to the consumer.
Brand perception	Reduction in consumer loyalty with existing consumers and an inability to attract new consumers if the business fails to maintain its position as a consumer champion.	Continued investment in television advertising reinforced through press activity will maintain the Group in consumers' minds. Rigorous checking of the website through audit and review will maintain the accuracy of the information displayed.
Capacity and functionality of our IT and systems infrastructure	Failure to provide adequate service levels to consumers or maintain revenue generating services.	Capacity planning is carried out at least quarterly with a view to maintaining capacity at three times peak load. Additionally the Group maintains n + 1 redundancy in relation to its core infrastructure in both its primary and secondary sites.
Retention of key management	Lack of necessary expertise or continuity to execute strategy.	Key existing management and new hires are tied in through attractive equity incentive packages and rewarding career structures.
Reliance on search engines paid search and natural listings	Reduction in gross margin through reduction in revenues derived from search engine optimisation or failure to manage search engine marketing campaigns appropriately.	The Group will continue to invest in sustainable search engine optimisation activities which adhere to search engine guidelines. A new software solution will be rolled out to assist in managing the profitability of search engine marketing campaigns.

Financial risks

Risk area	Potential impact	Mitigation
Revenue assurance	Reduction of or a failure to recognise revenues from contracted providers where the Group is remunerated on a cost per action basis.	We will continue to perform independent reviews using third parties to gain assurance that the Group is being correctly remunerated for the sales it introduces to contracted providers.
Investment in new areas	Capital invested in new products and services or new geographies fail to make a return.	Investments in new areas typically leverage existing expertise and experience built up over many years. Capital requirements are relatively low and investment is managed in stages such that it is not finally committed until there is good visibility of a return.
Financial services and other markets regulation and taxation	The business model in financial services or other lines of business may be compromised by changes to existing regulation or the introduction of new regulation, or changes to the taxation legislation, particularly value added tax.	We have a team of regulatory specialists who work with the business to ensure that it remains compliant with existing regulation and informed of impending regulation. The Group has embraced regulation to date and shares the vision of the regulators generally to make the marketplace more transparent to the end consumer. The Group continues to monitor ongoing European Union developments in respect of the review of the provision of financial intermediary services with regard to value added tax and any relevant case law in this area as it emerges.
Significant worsening in credit markets	Financial institutions may reduce the quantum of lending and increase their acceptance criteria for consumers seeking to obtain credit. This may reduce Group revenues.	We have invested heavily in our Smart Search technology which matches consumers with providers offering products that are suitable to their particular credit circumstances. This enables the results and information presented to consumers to reflect price for risk and reflects lenders' appetite to lend to different consumer risk categories, increasing the relevance of the results presented, thereby helping to protect Group revenues.

Board of Directors and Executive Management Team

The Board and Company Secretary

Gerald Corbett (a,b,c) Age 56
Chairman of the Board and Chairman of the Nomination Committee
Gerald was appointed Chairman of the Board on 28 June 2007. He has been chairman of SSL International plc since August 2005 and chairman of Britvic plc since November 2005. Gerald is also a nonexecutive director of Greencore Group plc and is chairman of the board of trustees of the Royal National Institute for the Deaf. Gerald was chairman of Woolworths Group plc from 2001 to June 2007, chief executive of Railtrack plc from 1997 to 2000 and group finance director of Grand Metropolitan plc from 1994 to 1997.

Simon Nixon Age 40
Chief Executive Officer
Simon became a self-employed mortgage consultant in 1989 and started his own trade publication, comparing available mortgages. He co-founded the Group's business in 1993 and in 1994 launched a mortgage comparison tool for brokers. Since then Simon has been continuously involved in the management and development of the business as Chief Executive Officer including the launch of Moneysupermarket.com in 1999 and thereafter Travelsupermarket.com. Simon was appointed to the Board on 12 April 2007.

Paul Doughty Age 39
Chief Financial Officer
Paul joined the Group in 2004 as Chief Financial Officer. He has 14 years of commercial finance experience with Motorola Limited, National Power plc and Morse plc. He is a qualified Associated Chartered Accountant having trained and qualified at Price Waterhouse. Paul was appointed to the Board on 12 April 2007.

Michael Wemms (a,b,c) Age 68 Senior Independent Non-Executive Director and Chairman of the Remuneration Committee
Michael was appointed a Non-Executive Director on 10 July 2007. Michael has been a non-executive director of AD Pharma since 2006, Galiform plc since 2006, Inchcape plc since 2004 and Majid Al Futtaim Group since 2005. He was formerly chairman of the British Retail Consortium between 2004 and 2006 and chairman of House of Fraser plc between 2001 and 2006. Michael was previously an executive director of Tesco plc between 1989 and 2000.

Rob Rowley (a,b,c) Age 58
Independent Non-Executive Director and Chairman of the Audit Committee
Rob was appointed a Non-Executive Director on 19 September 2007. Rob has been a non-executive director of Liberty International plc since 2004. He was formerly deputy chairman of Cable & Wireless plc between 2003 and 2006 and a non-executive director of Prudential plc between 1999 and 2006 where he chaired its audit committee. Rob's early career was at Reuters plc from 1978 to 2001 where he was a director between 1990 and 2001.

Darren Drabble Age 33
Company Secretary and General Counsel
Darren joined the Group as Company Secretary and General Counsel on 21 May 2007. Darren has a corporate and commercial law background originally qualifying as a solicitor with Addleshaw Goddard before working as the international solicitor for United Utilities plc.

(a) Member of the Audit Committee
(b) Member of the Remuneration Committee
(c) Member of the Nomination Committee

Executive Management Team

In addition to the Executive Directors, the Executive Management Team comprises:

Stuart Glendinning Age 44
Managing Director, Money
Stuart joined the Group in 2000 and is currently the Managing Director for the Money vertical. An Associate of the Chartered Institute of Bankers, he has over 22 years of experience in financial services. Prior to joining the Group, Stuart worked for the Yorkshire Building Society and the Staffordshire Building Society.

Richard Mason Age 44 Managing Director, Insurance and Home Services
Richard joined the Group in 2000 and is currently the Managing Director for both the Insurance vertical and the Home Services vertical. Prior to joining the Group, Richard spent 11 years working for Barclays, dealing with small and medium sized businesses and 9 years at the Britannia Building Society. Richard has a degree in Banking and Finance and is an Associate of the Chartered Institute of Bankers.

Chris Nixon Age 35
Managing Director, Travel
Chris joined the Group in 2002 and is currently the Managing Director for the Travel vertical, a role he took in 2007 having overseen the launch of the Travel vertical in 2004 and its subsequent development.

Alan Cairns Age 41 Human Resources Director
Alan joined the Group in December 2007 as Human Resources Director. Alan has over 20 years of experience in International Human Resource management gained across Alstom, RHM, JCB, GE, Exide Technologies, Penauille Servisair and Littlewoods. Professionally qualified in Mechanical Engineering, Alan holds two Post Graduate Diplomas in Human Resource Management.

Corporate Responsibility Report

This is the first time the Group has commented on its role as a corporate citizen although the Group has always operated with an underlying awareness of its wider responsibilities.

Communities and charities

The Group recognises it has a responsibility to support the development of local communities and has fostered links with them over a number of years through its donations to local charitable causes. In August each year, employees vote for their choice of local charity for the following 12 months. Various events are then held within the Group during that year to raise money for that charity. The Group matches amounts raised by employees from those events.

Between August 2006 and July 2007, a total of £8,185 was donated by the Group to Capricorn Animal Rescue, a local Welsh charity which cares for animals.

The current Group Charity of the Year is BIRD (Brain Injury Rehabilitation & Development), a Chester based charity, which provides a unique programme to aid the rehabilitation of people with neurological impairment. As at 31 December 2007, £2,425 had been raised for BIRD.

Environment

The Group strives to reduce energy and raw material usage to support environmental and financial performance. The Group currently provides facilities for paper to be recycled and utilises energy saving systems in its offices.

The Group has chosen not to set environmental key performance indicators due to its relative size and the limited impact it has on the environment.

Employees

The Group actively encourages employee involvement and consultation and places emphasis on keeping its employees informed of the Group's activities by regular briefings and the circulation to employees of relevant information including corporate announcements and the Group newsletter.

The Group is committed to an equal opportunities policy. The Group aims to ensure that no employee is discriminated against, directly or indirectly, on the grounds of colour, race, ethnic and national origins, nationality (citizenship), sex, sexual orientation or gender, marital status, disability, religion or belief, being part time or on the grounds of age.

The Group recognises the importance of health and safety and the positive benefits to the Group. Therefore our commitment to health and safety makes good business sense.

The Group has a health and safety policy which is communicated to all employees through a health and safety handbook. The health and safety handbook is regularly reviewed and updated.

Supporting students

In order to build links between the Group and schools and colleges, the Group offers work experience and placements to students. In doing so, we strive to make work placements positive, challenging and relevant to participants' current studies and their future job prospects.

Consumers

The Group is committed to providing a high quality price comparison service to consumers, enabling them to compare a wide range of products in the finance, insurance, travel and home services markets, and to find the product most suited to their needs.

To maintain high levels of consumer satisfaction, the Group is constantly assessing the views of its consumers and undertaking consumer testing of its website. The Group provides consumers with information from a variety of sources such as editorial content, consumer and expert reviews, forums and community features to enrich their shopping experience.

Corporate Governance Report

Moneysupermarket.com Group PLC (the 'Company') was incorporated on 14 March 2007. The Company became the holding company of the Moneysupermarket.com group (the 'Group') when it acquired the entire issued share capital of Moneysupermarket. com Financial Group Limited and its subsidiaries on 22 June 2007. The Company was admitted to the Official List and to trading on the London Stock Exchange on 31 July 2007 ('Listing').

The Board of Directors (the 'Board') of the Company is committed to high standards of corporate governance. The requirements of the Combined Code on Corporate Governance published in June 2006 by the Financial Reporting Council (the 'Combined Code') first applied to the Company on Listing on 31 July 2007. In the period between the incorporation of the Company and Listing, the Company was not required to comply with the Combined Code. It is the Board's view that, throughout the period from Listing until 31 December 2007, it complied with the Combined Code except as set out below.

Board of Directors

The Board currently has five members, comprising the Non-Executive Chairman, Gerald Corbett, two Independent Non-Executive Directors, Michael Wemms and Rob Rowley, and two Executive Directors, Simon Nixon and Paul Doughty. All of the Directors bring strong judgement to the Board's deliberations. The Board is of sufficient size and diversity that the balance of skills and experience is considered to be appropriate for the requirements of the Group.

In anticipation of Listing, the Board appointed Gerald Corbett and Michael Wemms as Directors on 28 June 2007 and 10 July 2007 respectively. Michael Wemms was designated as the Senior Independent Non-Executive Director. With effect from Rob Rowley's appointment as a Non-Executive Director on 19 September 2007, half of the Board, excluding the Chairman, comprised Non-Executive Directors.

The Board considers that all the Directors are able to devote sufficient time to their duties as Directors. Biographies of the Board are set out on page 20 including details of the significant commitments of the Chairman. In the period to 31 December 2007, Gerald Corbett has ceased to be chairman of Woolworths Group plc.

The Board considers that Gerald Corbett was independent on appointment and considers Michael Wemms and Rob Rowley to be independent, being independent in character and judgement and free from relationships or circumstances which are likely to affect, or could appear to affect, their judgement. When determining the Chairman's independence on appointment, the Board had regard to his share award ('Share Award'). Under the Share Award, Gerald Corbett purchased ordinary shares in the Company on Listing at £1.70 per ordinary share to the value of £200,000 and provided he completes three years' service as Chairman of the Company from Listing and retains the ordinary shares he purchased on Listing during that three year period, he will be entitled to subscribe at nominal value for two times the number of ordinary shares he purchased on Listing. The Board believes that the number of ordinary shares subject to the Share Award is not sufficient to have an impact on his independence and thus concludes that the Chairman was independent on appointment. Shareholder approval was obtained prior to the entry by the Company into the Share Award.

To enable the Non-Executive Directors to more freely discuss the performance of the Group's management, the Chairman meets with the Non-Executive Directors at least once each year without the Executive Directors present.

The Directors have direct and unfettered access to the advice and services of the Company Secretary. Both the appointment and removal of the Company Secretary are matters for the Board as a whole. The Company Secretary is responsible for good information flow, ensures that Board procedures are complied with and provides advice to the Board on corporate governance. Directors can, where they judge it necessary to discharge their responsibilities as Directors, obtain independent professional advice at the Company's expense. Furthermore, Directors have the right to request that any concerns they may have are recorded in the appropriate Board or Committee minutes.

The practice of the Company is to appoint Non-Executive Directors for specified terms of three years, subject to a maximum of up to 12 months' notice within that period and also subject to re-election and to Companies Act provisions relating to the removal of a Director. Each of the Non-Executive Directors, including the Chairman, currently holds a letter of appointment reflecting this.

Simon Nixon and Paul Doughty were appointed Directors of the Company on 12 April 2007. With effect from Listing, they each entered into new service agreements with the Company which provides for 12 months' notice to be given by either the Director or the Company.

The Company's Articles of Association require that new Directors appointed by the Board must submit themselves for re-election by shareholders at the next Annual General Meeting following their appointment. Each of the present Directors were appointed by the Board on or after the Company's incorporation on 14 March 2007 and therefore retires and offers himself for re-election at the forthcoming Annual General Meeting.

The Company's Articles of Association require that all Directors stand for re-election at intervals of not more than three years. However, in view of the date upon which all Directors were first appointed, this provision of the Articles of Association has no practical effect in relation to the forthcoming Annual General Meeting, but it will be applied in future years. The Board will confirm to shareholders when proposing the re-election of a Director in the future that the Director's performance continues to be effective and that the Director continues to demonstrate commitment to the role.

Corporate Governance Report continued

The positions of Chairman and Chief Executive Officer are not combined, ensuring a clear division of responsibility at the head of the Company. The division of roles and responsibilities between the Chairman and Chief Executive Officer is clearly established, set out in writing and was agreed by the Board on 27 November 2007.

All members of the Board take collective responsibility for the Group's performance. The Board has adopted a schedule of matters reserved to it for decision making and matters delegated to Committees of the Board which are available on the Company's website at www.moneysupermarket.com. The Board determines the Group's strategy; risk management policies; business plan and annual operating budget; acquisitions and disposals and other major investments and capital projects; accounting policies and changes thereto; dividend policy; shareholder communications; prosecution, defence or settlement of material litigation; remuneration policy; the terms of reference of Board committees; and Board structure, composition and succession.

The Board has delegated through the Chief Executive Officer and the Chief Financial Officer appropriate responsibilities to the Executive Management Team who are responsible for the day-to-day running of the Group, carrying out agreed strategy and implementing specific Board decisions relating to the operation of the Group.

The Company provides Directors' and officers' insurance cover for the benefit of Directors in respect of claims arising in the performance of their duties.

Relationship Agreement
The majority shareholder of the Company is Simon Nixon. Simon Nixon has considerable knowledge and experience of the price comparison market. Accordingly, the other Directors believe that his membership of the Board and participation in the management of the Company is important to the continued success and growth of the Company.

The Company and Simon Nixon entered into a relationship agreement on 11 July 2007 to regulate the ongoing relationship between the Company and Simon Nixon (the 'Relationship Agreement'). The principal purpose of the Relationship Agreement is to ensure that the Company is capable of carrying on its business independently of Simon Nixon, and that transactions and relationships with Simon Nixon are at arm's length and on normal commercial terms.

The Company and Simon Nixon have agreed in the Relationship Agreement that Simon Nixon is entitled to appoint (such number including himself as a Director) one Non-Executive Director for as long as he holds the beneficial interest in at least 15% of the ordinary shares in the Company, two Non-Executive Directors for as long as he holds the beneficial interest in at least 30% of the ordinary shares in the Company and three Non-Executive Directors for as long as he holds the beneficial interest in at least 50% of the ordinary shares in the Company. The Relationship Agreement will terminate if Simon Nixon holds less than 15% of the ordinary shares in the Company.

The Relationship Agreement also includes a protocol to be observed in relation to any Non-Executive Director appointed by Simon Nixon to deal with potential conflicts of interest and the provision of confidential information.

As at 31 December 2007, Simon Nixon had not appointed any Non-Executive Directors pursuant to his rights in the Relationship Agreement.

Board Committees
The Board has three principal Committees (Audit, Nomination and Remuneration) to which various matters are delegated. The Committees all have formal written terms of reference that have been approved by the Board which are published on the Company's website at www.moneysupermarket.com and which are available in hard copy form on application to the Company Secretary.

The Directors who served on each of the Committees from Listing to 31 December 2007, and their dates of appointment to those Committees, are set out below:

Committee	Chairman	Member	Member
Audit	Rob Rowley (19 September 2007)	Gerald Corbett (19 September 2007)	Michael Wemms (19 September 2007)
Nomination	Gerald Corbett (31 July 2007)	Michael Wemms (31 July 2007)	Rob Rowley (19 September 2007)
Remuneration	Michael Wemms (31 July 2007)	Gerald Corbett (31 July 2007)	Rob Rowley (19 September 2007)

Details of the work of the Audit, Nomination and Remuneration Committees are given in the reports of those Committees on pages 28 to 35.

Board and Committee attendance
The Board meets regularly to review the affairs and trading progress of the Group. If and when required, meetings in addition to the scheduled meetings are held either in person or by telephone conference. The Board intends to meet at least eight times in each year.

The attendance of the Directors at Board and Committee meetings for the period ended 31 December 2007 are shown in the following table:

Name	Board	Audit Committee	Nomination Committee	Remuneration Committee
Gerald Corbett	4 (4)	1 (1)	1 (1)	3 (3)
Simon Nixon	4 (4)	–	–	–
Paul Doughty	4 (4)	–	–	–
Michael Wemms	4 (4)	1 (1)	1 (1)	3 (3)
Rob Rowley	2 (2)	1 (1)	0 (0)	2 (3)

The number in brackets represents the maximum number of meetings in the period that each individual Director was entitled to attend.

The Executive Directors of the Company may attend meetings of the Committees at the invitation of the Chairman of the respective Committees.

The Chairman and the Non-Executive Directors met without the Executive Directors being present.

Performance reviews and Directors' development
The Board has only recently been established with its current membership and it would be premature to conduct any evaluation of the Board until it has been in place for one year. It is therefore the intention of the Board to undertake formal evaluation of its own performance, of its Committees and of individual Directors in 2008. The Senior Independent Non-Executive Director will be responsible for conducting the evaluation of the Chairman's performance.

During the period ended 31 December 2007, each of the appointments of Gerald Corbett, Michael Wemms and Rob Rowley were made on merit and after a selection process conducted with the aid of third party executive search consultants.

The Chairman and Company Secretary are responsible for preparing and implementing an induction programme for Directors, including guidance as to their duties, responsibilities and liabilities as a Director of the Company and business familiarisation. Business familiarisation involves Directors visiting the Company's offices and giving the Directors the opportunity to meet the Executive Management Team and other senior managers in the business. They also have the opportunity to discuss organisational, operational and administrative matters. Every Director has access to appropriate training as required subsequent to appointment.

Shareholder relations
The Board is committed to maintaining good communications with shareholders. Senior executives, including the Chairman, Chief Executive Officer and Chief Financial Officer have dialogue with individual institutional shareholders in order to develop an understanding of their views which is fed back to the Board. General presentations are given to analysts and investors covering the annual and interim results. The Company Secretary generally deals with questions from individual shareholders.

The results and results presentations, together with all information reported to the market via a regulatory information service, press releases and other shareholder information, are published on the Company's website at www.moneysupermarket.com to be viewed and accessed by all shareholders.

The Senior Independent Non-Executive Director is available to shareholders if they have concerns which contact through the normal channels of Chairman, Chief Executive Officer or Chief Financial Officer have failed to resolve, or for which such contact is inappropriate.

All shareholders will have the opportunity to ask questions at the forthcoming Annual General Meeting and at all other times, by e-mailing or writing to the Company. The Chairmen of the Audit, Nomination and Remuneration Committees will be available to answer questions at the forthcoming Annual General Meeting. Shareholders may also contact the Chairman, the Chief Executive Officer or, if more appropriate, the Senior Independent Non-Executive Director to raise any issue with one or all of the Non-Executive Directors of the Company.

The Company will prepare separate resolutions on each substantially separate issue. The results of the votes on each resolution will be published on the Company's website after the Annual General Meeting and will be announced via a regulatory information service.

In the period prior to Listing, the Executive Directors met on a number of occasions with a large number of prospective shareholders of the Company.

Internal control and risk management
The Board has overall responsibility for the Group's system of internal control and risk management and for reviewing its effectiveness. The system of internal control is designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can only provide reasonable, and not absolute, assurance against material misstatement or loss. There are inherent limitations in any system of internal financial control and accordingly even the most effective system can provide only reasonable, and not absolute, assurance with respect to the preparation of financial information and safeguarding of assets.

Corporate Governance Report continued

The Board reviews the reports from the Executive Management Team meetings, which are held shortly before a Board meeting, to consider whether significant risks are identified, evaluated, managed and controlled and whether any significant weaknesses are promptly remedied and indicate a need for more extensive monitoring.

Board members are given appropriate documentation in advance of each Board or Committee meeting. This normally includes a detailed report on current trading, a financial review and full papers on matters where the Board or Committee will be required to make a decision or give its approval. Specific business related presentations are given when appropriate. Additionally, the Board considers reports from the Executive Management Team. This ensures the Board are briefed on the latest developments and are able to make fully informed decisions.

There is an established procedure for the preparation and review, at least annually, by the Board of business plans and the annual budget. The Board receives regular reports on performance against the business plan and budget each time it meets. This information enables business performance to be monitored, evaluated, discussed and challenged where necessary and enables informed, sound decisions to be made.

Prior to Listing and as part of the Listing process, the Board documented and reviewed the effectiveness of the Group's system of internal controls.

The Board meeting held in October 2007 was combined with a two day strategy event to highlight, evaluate and address the key risks facing the Group using an external independent facilitator. The Executive Management Team were invited to join the strategy event to present to the Board and participate in discussions. Action plans have been developed following the strategy event to address and manage the key risks facing the Group.

The Group's internal controls are further strengthened by an established governance framework including matters reserved to the Board and the terms of reference of each of its Committees.

The Board is reasonably satisfied that effective controls are in place and that risks have been managed to an acceptable level.

Compliance with the Combined Code
The Company was not required to comply with the Combined Code prior to Listing on 31 July 2007.

The Directors consider that during the period between Listing on 31 July 2007 and 31 December 2007, the Company complied with the Combined Code except as follows:

A.1.3/A.6.1 – Gerald Corbett was appointed Chairman of the Company with effect from 28 June 2007 and had not completed one year as Chairman before 31 December 2007. Led by the Senior Independent Non-Executive Director, the Non-Executive Directors will meet without the Chairman present in 2008 to appraise the Chairman's performance. As at 31 December 2007, this appraisal had not taken place.

A.2.1 – The division of responsibilities between the Chairman and Chief Executive Officer was clearly established, set out in writing and agreed by the Board at the Board meeting held on 27 November 2007. Prior to that date, the division of responsibilities between the Chairman and Chief Executive Officer was not formally set out in writing.

A.3.2 – With effect from Rob Rowley's appointment as a Non-Executive Director on 19 September 2007, at least half the Board, excluding the Chairman, comprised Non-Executive Directors determined by the Board to be independent. Prior to Rob Rowley's appointment, excluding the Chairman, the Board comprised two Executive Directors and Michael Wemms who the Board determined to be independent. The Board considers that Gerald Corbett was independent on appointment as Chairman.

A.4.1 – With effect from Rob Rowley's appointment as a Non-Executive Director on 19 September 2007, a majority of members of the Nomination Committee comprised independent Non-Executive Directors. Prior to that date, the Nomination Committee comprised Michael Wemms who the Board determined to be an independent Non-Executive Director, and Gerald Corbett.

B.2.1 – The Remuneration Committee comprises Michael Wemms and Rob Rowley, both of whom the Board has determined to be Independent Non-Executive Directors, and Gerald Corbett. Accordingly, the Remuneration Committee does not comprise at least three independent Non-Executive Directors.

C.2.1 – In 2007, prior to Listing and as part of the Listing process, the Board documented and reviewed the effectiveness of the Group's system of internal controls. In the period between Listing on 31 July 2007 and 31 November 2007 the Board did not conduct a further review of the effectiveness of the Group's system of internal controls. In November 2007, the Audit Committee commenced a review of the effectiveness of the Group's system of internal controls which will be concluded during 2008.

C.3.1 – The Audit Committee was established on 19 September 2007 following the appointment of Rob Rowley as a Non-Executive Director. With effect from Rob Rowley's appointment as a Non-Executive Director, the Audit Committee has comprised Rob Rowley and Michael Wemms, both of whom the Board has determined to be independent Non-Executive Directors, and Gerald Corbett. Accordingly, the Audit Committee does not comprise at least three independent Non-Executive Directors.

C.3.4 – In 2007, prior to Listing and as part of the Listing process, the Board reviewed arrangements by which staff of the Group may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters. These arrangements formed part of the Employee Handbook of the Group during 2007. In the period between the establishment of the Audit Committee on 19 September 2007 and 31 December 2007, the Audit Committee did not undertake such a review although it scheduled a review for 2008. On 19 February 2008, the Audit Committee reviewed the arrangements by which staff of the Group may, in confidence, raise such concerns and approved a new policy to enable such concerns to be raised.

C.3.5 – Prior to Listing, the Board considered the need to establish an internal audit function and concluded that the control mechanisms at that time were sufficient for the size and complexity of the Group, such that an internal audit function was not required. On 27 November 2007, the Audit Committee commenced a review of the effectiveness of, and the framework for, the Group's system of internal control and risk management, which it will conclude during 2008. This review will include consideration of the need to establish an internal audit function.

D.1.1 – As a result of regular feedback provided to the Board by the Chief Executive Officer, Chief Financial Officer and Chairman following their dialogue with major shareholders, the Senior Independent Non-Executive Director believes he is aware of the views of major shareholders. Unless requested by major shareholders, the Senior Independent Non-Executive Director does not attend meetings with them.

Audit Committee Report

The Audit Committee presents a separate report in relation to the period from Listing until 31 December 2007. The Audit Committee was established on 19 September 2007 following the appointment of Rob Rowley as a Non-Executive Director of the Company.

Composition of the Audit Committee
The Audit Committee comprises the three Non-Executive Directors, Rob Rowley, Gerald Corbett and Michael Wemms. Rob Rowley and Michael Wemms are considered by the Board to be independent. Biographies of the members of the Audit Committee are set out on page 20. The Chairman of the Audit Committee, Rob Rowley, is a qualified accountant and formerly a finance director of Reuters plc and chairman of the audit committee at Prudential plc. The Board is satisfied that Rob Rowley has recent and relevant financial expertise.

Operation of the Audit Committee
The Audit Committee met once between its establishment on 19 September 2007 and 31 December 2007. The attendance record of the Non-Executive Directors at the Audit Committee meeting is set out on page 25. Prior to the establishment of the Audit Committee, the external auditors presented to the Board on 13 September 2007 in relation to their work in conducting an interim review of the financial results of the Company for the period ended 30 June 2007.

The Chief Financial Officer, together with the external auditors, will normally attend meetings at the invitation of the Chairman of the Audit Committee. The Company Secretary acts as secretary to the Audit Committee. The members of the Audit Committee can, where they judge it necessary to discharge their responsibilities, obtain independent professional advice at the Company's expense. The external auditors may also request a meeting of the Audit Committee if they consider it necessary.

The Audit Committee's duties include:
- reviewing the Company's financial statements and the material financial reporting judgements contained in them;
- reviewing the Company's internal financial controls and the Company's internal control and risk management systems;
- advising on the appointment and removal of external auditors and the remuneration and terms of engagement of the external auditors;
- developing and implementing policy on the engagement of the external auditors to supply non-audit services; and
- considering the requirement for an internal audit function.

The terms of reference of the Audit Committee are published on the Company's website at www.moneysupermarket.com.

The Audit Committee intends to undertake its activities in line with an annual work plan. The Audit Committee will receive reports from the external auditors and will hold discussions with the external auditors without management present. The Audit Committee will periodically review the Company's procedures for handling allegations from employees who raise concerns about possible improprieties in matters of financial reporting or other matters in order to ensure that arrangements are in place for the proportionate and independent investigation of such matters and for appropriate follow-up action.

In order that the Board is kept fully appraised of the Audit Committee's work, the Chairman of the Audit Committee will report on the Audit Committee's work at the next Board meeting. The Board will also receive a copy of the minutes of each meeting of the Audit Committee.

Internal control and risk management
The Board is responsible for the Group's system of internal control which includes risk management and for reviewing its effectiveness. The Audit Committee will monitor and undertake an annual review of the effectiveness of, and the framework for, the Group's system of internal control and risk management. This will include annual consideration as to whether there is a need to establish an internal audit function.

Prior to Listing, the Board considered the need to establish an internal audit function and concluded that the control mechanisms at that time were sufficient for the size and complexity of the Group such that an internal audit function was not required. On 27 November 2007, the Audit Committee commenced a review of the effectiveness of, and the framework for, the Group's system of internal control and risk management, which it will conclude during 2008. This review will include consideration as to whether there is a need to establish an internal audit function.

Review of the work of the external auditors
Subject to the annual appointment of the auditors by shareholders, the Audit Committee conducts a continuous review of the relationship between the Group and the auditors. This review includes:
- the consideration of audit fees and advance approval of fees for non-audit related work;
- the consideration of the external auditors' independence and objectivity; and
- the nature and scope of the external audit.

The Audit Committee, having considered the external auditors' performance during their period in office, recommends their re-appointment. A full breakdown of the audit and non-audit related fees is set out in note 5 to the financial statements on page 51. The Audit Committee discussed the level of fees and considered them appropriate given the current size of the Group and the level of corporate activity undertaken by the Company during the financial year, including the Listing. The Audit Committee believes the level and scope of non-audit services does not impair the independence and objectivity of the external auditors.

This report was approved by the Board on 25 February 2008 and signed on its behalf by:

Rob Rowley
Chairman of the Audit Committee

Nomination Committee Report

The Nomination Committee presents a separate report in relation to the period from Listing until 31 December 2007. The Nomination Committee was established with effect from the Listing of the Company on 31 July 2007.

Composition of the Nomination Committee
The Nomination Committee comprises the three Non-Executive Directors, Gerald Corbett, Michael Wemms and Rob Rowley. Rob Rowley and Michael Wemms are considered by the Board to be independent. Gerald Corbett was considered by the Board to be independent on appointment. Biographies of the members of the Nomination Committee are set out on page 20. Rob Rowley became a member of the Nomination Committee with effect from his appointment as a Non-Executive Director on 19 September 2007.

Operation of the Nomination Committee
The Nomination Committee met once between its establishment on 31 July 2007 and 31 December 2007. The attendance record of the Directors at the Nomination Committee meeting is set out on page 25.

The Nomination Committee meets as necessary and is responsible for evaluating the balance of skills, knowledge and experience of the Board and, where appropriate, recommending to the Board persons who are appropriate for appointment as Directors. Careful consideration is given to ensure appointees have enough time available to devote to the role and that the balance of skills, knowledge and experience on the Board is maintained. When dealing with the appointment of a successor to the Chairman, the Senior Independent Non-Executive Director will chair the Nomination Committee instead of the Chairman.

When the Nomination Committee has identified, following an interview process, a suitable candidate to be appointed as a Director, the Chairman of the Nomination Committee will make a recommendation to the Board with the Board making the final decision.

Prior to the Listing of the Company, each of the appointments of Gerald Corbett and Michael Wemms were made by the Board on merit and after a selection process conducted with the aid of third party executive search consultants.

During the year, the Nomination Committee identified, nominated and recommended to the Board the appointment of Rob Rowley as an additional Non-Executive Director of the Company, with the Board making the final decision. The selection process for the appointment of Rob Rowley was conducted with the aid of third party executive search consultants.

The Company Secretary acts as secretary to the Nomination Committee. The members of the Nomination Committee can, where they judge it necessary to discharge their responsibilities, obtain independent professional advice at the Company's expense.

At the invitation of the Chairman of the Nomination Committee, the Chief Executive Officer, Chief Financial Officer and Human Resources Director attend the meetings of the Nomination Committee.

The terms of reference of the Nomination Committee are published on the Company's website at www.moneysupermarket.com.

Each of the Non-Executive Directors has written letters of appointment. Their respective letters of appointment set out their expected time commitment to the Company. Each of the Non-Executive Directors has undertaken that they have sufficient time to meet what is expected of them.

In order that the Board is kept fully appraised of the Nomination Committee's work, the Chairman of the Nomination Committee will report on the Nomination Committee's work at the next Board meeting. The Board will also receive a copy of the minutes of each meeting of the Nomination Committee.

This report was approved by the Board on 25 February 2008 and signed on its behalf by:

Gerald Corbett
Chairman of the Nomination Committee

Directors' Remuneration Report

This report has been prepared by the Remuneration Committee of the Board of the Company (the 'Remuneration Committee') and approved by the Board for the period between incorporation of the Company on 14 March 2007 and 31 December 2007. It has been prepared in accordance with the Companies Act 1985 (as amended) and The Directors' Remuneration Report Regulations 2002 ('the Regulations'). This report provides the Company's statement of how it has applied the principles of good governance relating to Directors' remuneration and is intended to communicate the Company's policies and practices on executive remuneration.

As required by the Regulations, this report will be subject to an advisory shareholder vote at the forthcoming Annual General Meeting. KPMG Audit Plc have audited the content of the report described as 'Audited Information' to the extent required by the Regulations.

Remuneration Committee

The Board constituted the Remuneration Committee on the admission of the Company to the Official List and to trading on the London Stock Exchange on 31 July 2007 ('Listing'). With effect from Listing, the Remuneration Committee has comprised solely of the Non-Executive Directors of the Company. Michael Wemms (Chairman of the Remuneration Committee) and Gerald Corbett became members of the Remuneration Committee from Listing. Rob Rowley became a member of the Remuneration Committee from his appointment as a Non-Executive Director on 19 September 2007. Each of Michael Wemms and Rob Rowley are independent Non-Executive Directors. Gerald Corbett was independent on his appointment as Chairman of the Company.

The Company Secretary acts as secretary to the Remuneration Committee. The members of the Remuneration Committee can, where they judge it necessary to discharge their responsibilities, obtain independent professional advice at the Company's expense.

At the invitation of the Chairman of the Remuneration Committee, the Chief Executive Officer, Chief Financial Officer and Human Resources Director attend the meetings of the Remuneration Committee, except when their own remuneration is under consideration. No Director is involved in determining his own remuneration.

The Remuneration Committee met three times during the period between Listing and 31 December 2007. Details of the attendance at Remuneration Committee meetings are set out in the Corporate Governance Report on page 25. The Chairman of the Remuneration Committee reports the outcome of the meetings to the Board. The Board will also receive a copy of the minutes of each meeting of the Remuneration Committee.

The Remuneration Committee meets not less than twice a year and is responsible for: (i) determining and agreeing with the Board the framework and broad policy for the remuneration (including benefits, pension arrangements and termination payments) of the Chairman, Executive Directors and the senior management of the Company; (ii) within the terms of the agreed framework and broad policy, determining the total individual remuneration package of each Executive Director, including, where appropriate, bonuses, incentive payments, share options and pension arrangements; and (iii) determining awards under the Company's share option schemes.

The Remuneration Committee's terms of reference are published on the Company website at www.moneysupermarket.com and are available in hard copy form on application to the Company Secretary.

Advisors

The Remuneration Committee has appointed MM&K Limited, who are independent remuneration consultants, as its principal advisor. The Remuneration Committee has taken advice from them in relation to executive remuneration matters and, in particular, awards under the Group's Long Term Incentive Plan. MM&K Limited has no other connection or relationship with the Group. Prior to Listing, MM&K Limited provided the Company with advice in relation to executive remuneration of the Executive Directors and Executive Management Team. MM&K Limited provided no other services to the Group during the period ended 31 December 2007.

Remuneration policy

The remuneration policy with respect to the Executive Directors and the Executive Management Team has been designed to provide market competitive remuneration relative to UK listed companies of similar size and scope.

The principal objective of the remuneration policy is to provide remuneration in a form and amount to attract, retain and motivate Executive Directors and an Executive Management Team of appropriate calibre and experience which is essential to the future success of the Company. The importance of aligning the interests of the Executive Directors and Executive Management Team with the creation of shareholder value over both the short and long term is key to this objective. The Remuneration Committee believes that this requires:

- the provision of mid-market base salaries and the opportunity to receive incentives, with appropriate leverage to reward sustained exceptional performance and support the future growth aspirations of the Company; and
- a reward structure that places an equal emphasis on short term and long term performance to support operating performance and to reward sustained longer term performance.

The Company believes that in order to meet its remuneration objective, the remuneration of Executive Directors and the Executive Management Team should provide a balance between fixed and variable (performance related) pay elements with a significant proportion of potential total remuneration comprising performance related elements.

The Remuneration Committee will, during 2008 and thereafter, constantly review the remuneration policy to ensure that it is sufficiently flexible to take account of future changes in the Group's business operations and environment, and recognises key developments in remuneration practice and alignment to shareholders' interests.

Components of remuneration
The potential components of the remuneration packages of the Executive Directors consist of a number of separate elements, namely base salary, a performance linked bonus, pension contributions, car allowance, Long Term Incentive Plan, Share Option Scheme and Share Incentive Plan. In addition, Paul Doughty will participate in the Simon Nixon Scheme which is further described on page 32.

With effect from Listing, the remuneration of the Executive Directors and the Executive Management Team was established by reference to the remuneration offered to senior executives with similar roles in comparable UK listed companies. The Company took advice from MM&K Limited and market comparisons were made with the assistance of a specific survey commissioned from MM&K Limited. Prior to Listing, the remuneration of the Executive Directors was determined by the board of Moneysupermarket.com Financial Group Limited, the former parent company of the Group.

Base salary
Salaries for the Executive Directors and Executive Management Team will be reviewed annually in June to take account of market movement, individual contribution and increases elsewhere in the Company. Directors' salaries and those of the Executive Management Team will be benchmarked each year against a selected group of comparable companies.

Performance related bonus
Targets for the Executive Directors for the period prior to Listing were approved by the board of Moneysupermarket.com Financial Group Limited, the former parent company of the Group and were aligned to internal targets and strategic business objectives. Up to 100% of salary was payable for the achievement of target revenue performance in the case of Simon Nixon and target profit before tax performance in the case of Paul Doughty. Simon Nixon and Paul Doughty also participated in a profit share scheme under which they were entitled to receive a share of the profit of the Group. In addition, an amount of up to £150,000 per annum was payable to Paul Doughty on the achievement of target profit before tax performance.

Targets for the Executive Directors and Executive Management Team for the period from Listing to 31 December 2007 were approved by the Board prior to Listing and were aligned to internal targets and strategic business objectives in substitution for previous bonus schemes. For the achievement of target revenue performance, up to £200,000 per annum was payable to Simon Nixon. For the achievement of target profit before tax performance, up to £125,000 per annum was payable to Paul Doughty. Profit before tax and revenue targets were chosen as they provided focus on the delivery of the Group's financial targets.

The bonus levels earned by the Executive Directors for the period from 22 June 2007 to 31 December 2007 are set out in the table on page 34.

For 2008, the Remuneration Committee has decided that the target bonuses will be paid for achievement of performance measures based on EBITDA set at appropriately stretching levels and the achievement of certain objectives based on a balanced scorecard approach. Up to 125% of base salary for Simon Nixon and 100% of base salary for Paul Doughty is payable for the achievement of target performance. For the achievement of performance greater than target, the bonus amounts increase on a straight line basis according to a set formula. The Remuneration Committee has decided to use this measure as it is aligned to internal targets, strategic business objectives and to shareholders' interests.

Pension contributions
The Company operates a contributory money purchase pension scheme for the benefit of its employees (including the Executive Directors). In all cases, base salary only is pensionable. The Company matches pension contributions up to 1% of base salary for the benefit of its employees (including the Executive Directors).

Car allowance
The Company provides a car allowance of £7,200 per annum for each of the Executive Directors. The amount of the car allowance is reviewed annually.

Long Term Incentive Plan
The Long Term Incentive Plan was approved by shareholders at the Company's Extraordinary General Meeting held on 9 July 2007. Conditional free share awards are made by Appleby Trust (Jersey) Limited, as trustee of the Company's Employee Benefit Trust, following recommendations made by the Board. The awards normally vest at the end of a three year period, subject to the achievement of performance conditions and continued employment. The maximum award that can be made to an employee in any financial year is the equivalent of 200% of an employee's annual base salary, calculated on the basis of the market price of the Company's shares prior to the date of grant.

In the period ending 31 December 2007, awards under the Long Term Incentive Plan were made to 38 employees of the Group and were made over shares worth between 28% and 167% of an employee's annual base salary. No awards were made to the Executive Directors in the period ending 31 December 2007. For 100% of the award to vest, the Company must achieve at least 100% of its cumulative adjusted EBITDA target for the financial years 2008 to 2010 (inclusive). No award will vest for performance below 90% of this cumulative adjusted EBITDA target, with 50% of the award vesting for performance of 90% of this cumulative adjusted EBITDA target, increasing on a straight line basis to 100% of the award vesting.

Directors' Remuneration Report continued

The Remuneration Committee has chosen a cumulative adjusted EBITDA target as the performance target for the initial awards under the Long Term Incentive Plan as this measure is aligned to internal growth targets and shareholders' interests. The Remuneration Committee will meet after the three year plan period results are available to ascertain whether the performance conditions have been satisfied as determined by the audited financial results of the Company and its subsidiaries for the period 2008 to 2010 (inclusive).

Share option scheme
Prior to Listing, the Group operated the Moneysupermarket.com Financial Group Limited share option scheme. All options under this scheme were granted prior to Listing. The Group does not intend to grant any further options under this scheme. The options vest over a three year period from the date of grant subject to continued employment and will lapse on the earlier of the tenth anniversary of the date of grant and the date the option holder ceases to be employed by the Group. There are no performance conditions applicable to this share option scheme as it is a historic scheme used prior to Listing and principally as a means to retain key employees.

Share incentive plan
At the Company's Extraordinary General Meeting held on 9 July 2007, shareholders approved the establishment of a new HMRC approved all employee share incentive plan ('SIP'). The SIP provided all eligible employees with the opportunity to receive 'free' ordinary shares on Listing with a value as at the date of Listing of £3,000, and provides all employees with the opportunity to purchase ordinary shares using money deducted from their pre-tax salary on a monthly basis.

Simon Nixon Scheme
Simon Nixon is to establish an additional incentive arrangement for the benefit of Paul Doughty and certain other members of the Executive Management Team. Payment under these arrangements will be settled by Simon Nixon in cash but will be linked to the value of a number of his ordinary shares. The awards will vest and be payable over a three year period, subject to the achievement of certain performance conditions and/or continued employment with the Group. Paul Doughty will receive a cash sum equal to the market value of up to 3,974,448 ordinary shares in the Company subject to continued employment on 31 July 2010 and/or the achievement of certain Group and individual targets in the financial years 2008 to 2010.

Service agreements
The current policy is for Executive Directors' service agreement notice periods to be normally no longer than 12 months.

The service agreements of the current Executive Directors and the letters of appointment of the Non-Executive Directors include the following terms:

	Effective date of service agreement/ letter of appointment	Unexpired term (approximate months from 31 December 2007)	Notice period from Director (months)	Notice period from Company (months)
Executive Directors				
Simon Nixon[1, 2]	31 July 2007	12	12	12
Paul Doughty[1, 3]	31 July 2007	12	12	12
Non-Executive Directors				
Gerald Corbett	28 June 2007	30	12	12
Michael Wemms	10 July 2007	31	12	12
Rob Rowley	19 September 2007	33	0	12

1. Executive Directors are appointed on 12 month rolling contracts.
2. There was no service agreement in place for Simon Nixon prior to Listing. Simon Nixon entered into a service agreement with effect from Listing.
3. Paul Doughty's service agreement applicable prior to Listing was replaced with a new service agreement with effect from Listing.

There are no special provisions for Executive or Non-Executive Directors with regard to compensation in the event of loss of office. In the event of the employment of an Executive Director being terminated, the Remuneration Committee would, having regard to the individual's circumstances, pay due regard to best practice and take account of the individual's duty to mitigate their loss.

The service agreements and letters of appointment are available for inspection by shareholders at the forthcoming Annual General Meeting and during normal business hours at the Company's registered office.

Other appointments
Executive Directors may only accept outside appointments on external boards or committees with the prior approval of the Board. In addition to his directorship of companies in the Group, Simon Nixon is a director of Unique E-Ventures Limited and its subsidiaries, Abacus Permanent Limited, Online Leads Limited, 1st Source Partnership Limited, Dotcom Travel Limited and Virtual Processing Limited, in each of which Simon Nixon is the majority shareholder. In addition to his directorship of companies in the Group, Paul Doughty is a director of Unique E-Ventures Limited.

Non-Executive Directors

Remuneration of Non-Executive Directors consists solely of fees. Each of the Non-Executive Directors were appointed for three year terms under letters of appointment.

The Non-Executive Director fees are subject to a review in June each year. The Non-Executive Directors are not eligible to participate in the Company's bonus, share option or other incentive schemes.

Performance graphs

The following graph shows the Total Shareholder Return of the Company in comparison to an appropriate index for the period since Listing.

Total Shareholder Return: Moneysupermarket.com Group PLC and FTSE 250 Index (excluding Investment Trusts)

Value of a hypothetical £100 holding since listing


£110
£100
£90
£80
Value of hypothetical £100 holding
June 2007
September 2007
December 2007
Date
Moneysupermarket.com Group PLC
FTSE 250 Index (excluding Investment Trusts)
Since date of listing: 31 July 2007

The Remuneration Committee considers the FTSE 250 Excluding Investment Trusts Index to be an appropriate index for Total Shareholder Return and comparison disclosure as it represents a broad equity market index in which the Company is a constituent member.

Directors' interests in shares

As at 14 March 2007 (date of incorporation of the Company), 22 June 2007, 31 July 2007 (Listing) and 31 December 2007, the Directors' beneficial interests in the share capital of the Company were as follows:

	14 March 2007 (incorporation of the Company)	22 June 2007	31 July 2007 (Listing)	31 December 2007
Executive Directors				
Simon Nixon[1]	–	427,500,000 B ordinary shares[4]	271,905,882 ordinary shares 95,294,118 deferred shares	270,538,243 ordinary shares 95,294,118 deferred shares
Paul Doughty[2]	–	1,635,000 ordinary shares[5]	1,769 ordinary shares	2,055 ordinary shares
Non-Executive Directors				
Gerald Corbett[3]	–	–	117,647 ordinary shares	117,647 ordinary shares
Michael Wemms	–	–	–	–
Rob Rowley	–	–	–	–

1. On 12 April 2007, the subscriber's two ordinary shares in the Company were transferred to Simon Nixon. On 22 June 2007, these two ordinary shares were redesignated as B ordinary shares. On 22 June 2007, the Company purchased all of Simon Nixon's shares in Moneysupermarket.com Financial Group Limited in consideration of the issue of 85,498 B ordinary shares in the Company. On 9 July 2007, at an Extraordinary General Meeting of the Company, shareholders approved that each B ordinary share in the Company be sub-divided into 5,000 B ordinary shares, resulting in Simon Nixon holding 427,500,000 B ordinary shares in the Company. In accordance with the Company's Articles of Association in place prior to Listing, Simon Nixon's shareholding of 427,500,000 B ordinary shares in the Company converted into 332,205,882 ordinary shares and 95,294,118 deferred shares in the Company. Simon Nixon sold 60,300,000 ordinary shares on 31 July 2007 on the Listing of the Company. On 30 August 2007, 1,367,639 ordinary shares were acquired from Simon Nixon by Credit Suisse Securities (Europe) Limited pursuant to the over-allotment arrangements in the Underwriting Agreement between, amongst others, the Company, Simon Nixon and Credit Suisse Securities (Europe) Limited dated 11 July 2007.
2. On 9 May 2005, Paul Doughty was granted an option to acquire 327 ordinary shares in Moneysupermarket.com Financial Group Limited. On 23 May 2007, Paul Doughty agreed to exercise his option over these 327 ordinary shares and agreed that the 327 ordinary shares acquired by him pursuant to this exercise should be transferred to the Company in consideration of the issue by the Company to him of shares in the Company on a one-for-one basis. The exercise of Paul Doughty's option over 327 ordinary shares in Moneysupermarket.com Financial Group Limited occurred on 18 June 2007. The share-for-share exchange completed on 22 June 2007. On 9 July 2007, at an Extraordinary General Meeting of the Company, shareholders approved that each ordinary share in the Company should be sub-divided into 5,000 ordinary shares, resulting in Paul Doughty owning 1,635,000 ordinary shares in the Company. Paul Doughty sold 1,635,000 ordinary shares on 31 July 2007 on the

Directors' Remuneration Report continued

Listing of the Company. As at 31 July 2007, Paul Doughty, as a beneficiary under the Company's Share Incentive Plan Trust ('Trust'), was deemed to be interested in 1,769 ordinary shares held in the Trust representing 'free shares' with a value of £3,000. As at 31 December 2007, Paul Doughty, as a beneficiary under the Trust, was deemed to be interested in 2,055 ordinary shares held in the Trust representing 1,769 'free shares' and 286 ordinary shares purchased by him under the Share Incentive Plan between 31 July 2007 and 31 December 2007.

3. The interest of Gerald Corbett in 117,647 ordinary shares represents the ordinary shares purchased by him under the Share Award. Further details of the Share Award are set out on page 23.
4. 427,500,000 B ordinary shares represents the number of B ordinary shares held by Simon Nixon, assuming the subdivision of each ordinary share into 5,000 ordinary shares that took place on 9 July 2007 at the Extraordinary General Meeting had already taken place at 22 June 2007. Simon Nixon was actually beneficially interested in 85,500 B ordinary shares as at 22 June 2007.
5. 1,635,000 ordinary shares represents the number of ordinary shares held by Paul Doughty, assuming the subdivision of each ordinary share into 5,000 ordinary shares that took place on 9 July 2007 at the Extraordinary General Meeting had already taken place at 22 June 2007. Paul Doughty was actually beneficially interested in 327 ordinary shares as at 22 June 2007.

The shareholdings shown on the previous page are all beneficial interests and include shares held on behalf of the Executive Directors by the Trustee of the Company's share incentive plan which is detailed on page 32. No Director held a non-beneficial interest in any shares.

In the period 31 December 2007 to 14 March 2008, there has been no change in the Directors' interests in shares in the Company, other than through the monthly purchases in January, February and March 2008 of ordinary shares under the Company's Share Incentive Plan by Paul Doughty and the purchase of 5,500 ordinary shares in the market by Michael Wemms on 3 March 2008. This has resulted in an increase in the interests held by Paul Doughty of 316 ordinary shares during this period, and to the balance of the ordinary shares held in the Trust on his behalf which as at 14 March 2008 is 2,371 ordinary shares.

Audited information

The following information has been audited by the Company's auditors, as required by the Companies Act 1985.

Directors' remuneration

Details of individual Directors' remuneration received during the period from 22 June 2007 to 31 December 2007 are as follows:

	Basic salary and fees (£)[2]	Taxable benefits (£)[3]	Performance related bonus (£)	Pension contributions (£)	Total (£)
Executive Directors[1]					
Simon Nixon	157,771	3,000	77,692	–	238,463
Paul Doughty	107,833	3,780	86,561	–	198,174
Non-Executive Directors					
Gerald Corbett[4, 5, 6]	195,000	12,500	–	–	207,500
Michael Wemms[5, 7]	86,080	–	–	–	86,080
Rob Rowley[7]	17,000	–	–	–	17,000
Total emoluments	**563,684**	**19,280**	**164,253**	**–**	**747,217**

1. The remuneration of the Executive Directors in this table shows the remuneration of the Executive Directors from 22 June 2007 to 31 December 2007. The Company became the holding company of the Group when it acquired the entire issued share capital of Moneysupermarket.com Financial Group Limited and its subsidiaries on 22 June 2007. Prior to 22 June 2007, the Company had no interest in Moneysupermarket.com Financial Group Limited, of which the Executive Directors were employees.
2. In the period prior to Listing, Simon Nixon and Paul Doughty were paid a basic salary of £302,500 and £130,000 respectively per annum. With effect from Listing, Simon Nixon and Paul Doughty are paid a basic salary of £300,000 and £225,000 respectively per annum.
3. Benefits incorporate all benefits and expense allowances arising from employment which relate to the provision of a car allowance of £7,200 per annum. Simon Nixon became entitled to a car allowance with effect from Listing.
4. Under a share award agreement between the Company and Gerald Corbett dated 31 July 2007, Gerald Corbett will be entitled to subscribe at nominal value for 235,294 ordinary shares in the Company (representing twice the number of shares he purchased on Listing with an investment of £200,000), conditional upon completion of three years' service as Chairman of the Company from Listing and the continued retention for that three year period of the 117,647 ordinary shares he purchased on Listing.
5. Payments were made to Gerald Corbett and Michael Wemms on 31 July 2007 of £100,000 and £50,000 respectively in respect of additional time and effort they were required to devote to the Company in connection with its Listing. These are included within 'Basic salary and fees'.
6. Gerald Corbett receives an annual fee of £190,000, together with an annual allowance of £25,000 (less tax and national insurance contributions) for a motor vehicle and associated costs.
7. The basic fee of each of Michael Wemms and Rob Rowley is £50,000 per annum. An additional fee of £15,000 per annum is paid to Michael Wemms as the Senior Independent Non-Executive Director and an additional fee of £10,000 per annum is paid to each of Rob Rowley and Michael Wemms as the Chairmen of the Audit and Remuneration Committees respectively.

Directors' interests in share options and the Long Term Incentive Plan

Full details of the options over ordinary shares in the Company held by the Executive Directors under the share option scheme for the period between incorporation of the Company (14 March 2007) and 31 December 2007 are shown below. As at 31 December 2007, no awards had been made to the Executive Directors under the Long Term Incentive Plan.

	Date of grant	Options held at incorporation of the Company	Options granted during period	Options exercised during period	Options lapsed during period	Options held at end of period	Option exercise price (p)	Market price of shares at date of exercise (p)	Date from which option exercisable	Expiry date
Simon Nixon	–	–	–	–	–	–	–	–	–	–
Total		–	–	–	–	–				
Paul Doughty[1, 2]	9 May 2005	1,635,000[4]	–	1,635,000	–	–	6	170	–	
	18 June 2007	–	3,750,000[5]	–	–	3,750,000	6	–	18 June 2008[3]	18 June 2017
Total		1,635,000	3,750,000	1,635,000	–	3,750,000				

1. On 9 May 2005, Paul Doughty was granted an option under the share option scheme to acquire 327 ordinary shares in Moneysupermarket.com Financial Group Limited at an exercise price of £300 per share. On 23 May 2007, Paul Doughty agreed to exercise his option over 327 ordinary shares in Moneysupermarket.com Financial Group Limited and agreed that the 327 ordinary shares acquired by him pursuant to this exercise should be transferred to the Company in consideration of the issue by the Company to him of shares in the Company on a one-for-one basis. The exercise of Paul Doughty's option over 327 ordinary shares in Moneysupermarket.com Financial Group Limited occurred on 18 June 2007. The share-for-share exchange completed on 22 June 2007. On 9 July 2007, at an Extraordinary General Meeting of the Company, shareholders approved that each ordinary share in the Company should be subdivided into 5,000 ordinary shares, resulting in Paul Doughty owning 1,635,000 ordinary shares in the Company, having paid an effective exercise price of 6p for each of the 1,635,000 ordinary shares he acquired.
2. On 18 June 2007, Paul Doughty was granted an option under the share option scheme to acquire 750 ordinary shares in Moneysupermarket.com Financial Group Limited. On 18 June 2007, Paul Doughty gave notice to Moneysupermarket.com Financial Group Limited and the Company that he wished to release his option over 750 ordinary shares in Moneysupermarket.com Financial Group Limited in consideration of the grant to him by the Company of a replacement option over 750 ordinary shares in the Company. This release and grant took place on 22 June 2007. On 9 July 2007, at an Extraordinary General Meeting of the Company, shareholders approved that each ordinary share in the Company should be subdivided into 5,000 ordinary shares, resulting in Paul Doughty having an option over 3,750,000 ordinary shares in the Company at an exercise price of 6p per share.
3. The options granted to Paul Doughty on 18 June 2007 vest in equal one third tranches on the first, second and third anniversary of the date of grant.
4. 1,635,000 options represents the number of options over ordinary shares held by Paul Doughty, assuming the subdivision of each ordinary share into 5,000 ordinary shares that took place on 9 July 2007 at the Extraordinary General Meeting of the Company had already taken place at the date of incorporation of the Company. Paul Doughty actually held an option over 327 ordinary shares in Moneysupermarket.com Financial Group Limited at the date of incorporation of the Company.
5. 3,750,000 options represents the number of options over ordinary shares held by Paul Doughty, assuming the subdivision of each ordinary share into 5,000 ordinary shares that took place on 9 July 2007 at the Extraordinary General Meeting of the Company had already taken place when those options were issued by the Company on 18 June 2007. Paul Doughty was actually granted an option over 750 ordinary shares on 18 June 2007.
6. The market price of the Company's ordinary shares on 31 December 2007 was 140p and the range of closing prices during the year from the date of Listing was 215p to 130.25p.
7. Aggregate gains made by Paul Doughty on the exercise of options over 1,635,000 ordinary shares in the period were £2,681,400.

This report was approved by the Board on 25 February 2008 and signed on its behalf by:

Michael Wemms
Chairman of the Remuneration Committee

Directors' Report

The Directors are pleased to present their report and the consolidated financial statements of the Company and its subsidiaries for the period from incorporation of the Company on 14 March 2007 and ending 31 December 2007 (the 'Period').

Principal activities
The principal activities of the Group are the introduction of business to financial, insurance, travel and home services product providers through its internet sites, Moneysupermarket.com and Travelsupermarket.com, and the provision of mortgage intermediary services through Mortgage 2000 Limited.

A fuller description of business activities is contained within the Business Review on pages 10 to 17.

Background information
The Company was incorporated and registered in England and Wales on 14 March 2007 as a private company limited by shares with the name Precis (2682) Limited. On 18 June 2007, the shareholders of the Company resolved to change the name of the Company to Moneysupermarket.com Group Limited. On 22 June 2007, the Company became the holding company of the Moneysupermarket.com group (the 'Group') when it acquired the entire issued share capital of Moneysupermarket.com Financial Group Limited and its subsidiaries. On 25 June 2007, the change of name of the Company became effective. On 9 July 2007, the Company resolved to re-register as a public limited company. On 9 July 2007, the re-registration of the Company as a public limited company became effective. Admission to the Official List and to trading on the London Stock Exchange took place on 31 July 2007 ('Listing').

The registered and head office of the Company is Moneysupermarket House, St David's Park, Ewloe, Chester CH5 3UZ.

Review of activities
The Chairman's and Chief Executive's reports on pages 6 to 9, the Business review on pages 10 to 17, and the Principal Risks and Uncertainties on pages 18 and 19, report on the Group's activities during the Period, likely future developments and principal risks and uncertainties, and are incorporated in this report by reference.

Information relating to corporate and social responsibility, and employees, is set out in the Corporate Responsibility Report on page 22.

As at 14 March 2008 (being the latest practicable date prior to publication of this report), there have been no important events affecting the business of the Company or the Group which have occurred since 31 December 2007.

Results and dividends
The Group's audited financial statements for the Period are set out on pages 41 to 59.

The Directors recommend a final dividend of 1.63p for each ordinary share. If approved at the forthcoming Annual General Meeting, this will be paid on 30 April 2008 to ordinary shareholders on the register at the close of business on 25 March 2008.

There was no interim dividend paid in the Period.

Share capital
Details of the ordinary and deferred share capital of the Company, and changes to the share capital, are set out in note 16 to the financial statements on page 55.

Major shareholders
As at 14 March 2008 (being the latest practicable date prior to publication of this report), the Company had been notified of the following material interests in the ordinary shares of the Company in accordance with the Disclosure and Transparency Rules:

Shareholder	Number of ordinary shares/voting rights notified	Percentage of ordinary share capital notified
Simon Nixon	271,905,882	54.80
Goldman Sachs & Co	43,053,578	8.67
BlackRock Inc	32,635,767	6.58
Capital Research & Management Company	28,115,000	5.67
Legal & General Assurance Society Limited	23,871,108	4.80
State Street Nominees Limited	20,581,165	4.14
Coatue Management LLC	18,167,261	3.66
Credit Suisse Securities (Europe) Limited	15,334,859	3.09

Takeover Directive information
Where not provided elsewhere in this report, the following provides the additional information required for shareholders as a result of the implementation of the Takeover Directive into English law.

As at 31 December 2007, the Company's issued share capital comprised two classes of shares, ordinary shares of 0.02p each and deferred shares of 0.02p each. As at 31 December 2007, the authorised share capital of the Company was £250,000 comprising 1,154,705,882 ordinary shares of 0.02 p each and 95,294,118 deferred shares of 0.02p each, and the issued share capital was £118,420 comprising 496,806,066 ordinary shares of 0.02p each and 95,294,118 deferred shares of 0.02p each. The issued ordinary share capital represented 83.91% of the total issued share capital of the Company and the issued deferred share capital represented 16.09% of the total issued share capital of the Company.

On a show of hands at a general meeting of the Company, every holder of ordinary shares present in person, or by proxy, and entitled to vote, shall have one vote and on a poll, every holder of ordinary shares present in person, or by proxy, and entitled to vote shall have one vote for every ordinary share held. Except in very limited circumstances, the holders of deferred shares are not entitled to attend or vote at a general meeting of the Company.

The notice of the Annual General Meeting specifies deadlines for exercising voting rights and appointing a proxy or proxies to vote in relation to resolutions to be passed at the Annual General Meeting. All proxy votes are counted and the numbers for, against or withheld in relation to each resolution are announced at the Annual General Meeting and published on the Company's website after the meeting.

There are the following restrictions on the transfer of shares in the Company:

- Certain restrictions may from time to time be imposed by laws and regulations (for example, insider trading laws).
- Pursuant to the Listing Rules of the Financial Services Authority whereby certain employees of the Company require the approval of the Company to deal in the Company's ordinary shares.
- Pursuant to an underwriting agreement entered into on 11 July 2007 ('Underwriting Agreement'), each of Simon Nixon and Paul Doughty have agreed that, subject to certain exceptions, they will not, without the prior written consent of Credit Suisse Securities (Europe) Limited, directly or indirectly, sell or otherwise dispose of, directly or indirectly, any ordinary shares in the capital of the Company in excess of the numbers specified below:
  - In the period between 11 July 2007 and 31 July 2008, nil ordinary shares.
  - In the period between 1 August 2008 and 31 July 2009, up to one third of the number of ordinary shares owned by them as at Listing (assuming for these purposes that any options held by them over ordinary shares had been exercised at Listing).
  - In the period between 1 August 2009 and 31 July 2010, up to two thirds of the number of ordinary shares owned by them as at Listing, less any ordinary shares previously disposed of in accordance with the Underwriting Agreement as set out above (assuming for these purposes that any options held by them over ordinary shares had been exercised at Listing).
- Pursuant to the Underwriting Agreement, each of the Non-Executive Directors and certain of the shareholders who sold shares in the Listing, and pursuant to a lock-up deed, a shareholder, has agreed that, subject to certain exceptions, during the period between 11 July 2007 and 31 July 2008, they will not, without the prior written consent of Credit Suisse Securities (Europe) Limited, directly or indirectly, sell or otherwise dispose of, directly or indirectly, any ordinary shares in the capital of the Company held by them immediately following Listing.
- Pursuant to lock-up deeds in favour of the Company, certain of the senior managers of the Group have agreed that, subject to certain exceptions, they will not, without the prior written consent of the Company, directly or indirectly, sell or otherwise dispose of, directly or indirectly, any ordinary shares in the capital of the Company in excess of the numbers specified below:
  - In the period between 11 July 2007 and 31 July 2008, nil ordinary shares.
  - In the period between 1 August 2008 and 31 July 2009, up to one third of the number of ordinary shares owned by them as at Listing (assuming for these purposes that any options held by them over ordinary shares had been exercised at Listing).
  - In the period between 1 August 2009 and 31 July 2010, up to two thirds of the number of ordinary shares owned by them as at Listing less any ordinary shares previously disposed of in accordance with the lock-up deeds as set out above (assuming for these purposes that any options held by them over ordinary shares had been exercised at Listing).

Under the rules of the Moneysupermarket.com Group PLC Share Incentive Plan (the 'Plan'), eligible employees were provided with the opportunity to receive 'free shares' on Listing with a value as of the date of Listing of £3,000, and all employees are entitled to purchase ordinary shares in the Company using money deducted from their pre-tax salary. Plan shares are held in trust for participants by Capita IRG Trustees Limited (the 'Trustees'). Voting rights are exercised by the Trustees on receipt of participants' instructions. If a participant does not submit an instruction to the Trustees, no vote is registered. In addition, the Trustees do not vote on unawarded or forfeited shares held under the Plan as surplus assets. As at 14 March 2008 (being the latest practicable date prior to publication of this report), the Trustees held 0.20% of the issued ordinary share capital of the Company.

The Company is not aware of any agreements between shareholders that may result in restrictions on the transfer of securities and/or voting rights.

The Company and Simon Nixon entered into a relationship agreement on 11 July 2007 to regulate the ongoing relationship between the Company and Simon Nixon ('the Relationship Agreement'). The Company and Simon Nixon have agreed in the Relationship Agreement that Simon Nixon is entitled to appoint (such number including himself) one Non-Executive Director for as long as he holds the beneficial interest in at least 15% of the ordinary shares in the Company, two Non-Executive Directors for as long as he holds the beneficial interest in at least 30% of the ordinary shares in the Company and three Non-Executive Directors for as long as he holds the beneficial interest in at least 50% of the ordinary shares in the Company. The Relationship Agreement will terminate if Simon Nixon holds less than 15% of the ordinary shares in the Company. As at 31 December 2007, Simon Nixon had not appointed any Non-Executive Directors pursuant to his rights in the Relationship Agreement.

There are no agreements between the Company and its Directors or employees providing for compensation for loss of office or employment (whether through resignation, purported redundancy or otherwise) that occurs because of a takeover bid.

There are no significant agreements to which the Company is a party that take effect, alter or terminate upon, a change of control following a takeover bid other than in relation to employee share option schemes.

The Company's Articles of Association require that all Directors must stand for election at the first Annual General Meeting after they are appointed by the Board. The Articles of Association further require that all Directors will stand for re-election at least every three years.

Directors' Report continued

The Company's Articles of Association may only be amended by a special resolution at a general meeting of shareholders. At the forthcoming Annual General Meeting of the Company a special resolution will be put to shareholders proposing amendments to the Company's existing Articles of Association in relation to the provisions of the Companies Act 2006.

Authority to purchase own shares
Directors will seek authority from shareholders at the forthcoming Annual General Meeting for the Company to purchase, in the market, up to 49,680,606 of its own ordinary shares for either cancellation or to retain them as treasury shares. The Directors will only use this power after careful consideration, taking into account the financial resources of the Company, the Company's share price and future funding opportunities. The Directors will only purchase such shares after taking into account the effects on expected earnings per share and the interests of shareholders generally.

Research and development
The Group's research and development expenditure is predominantly associated with computer and internet software systems. Successfully developed software is used to improve and extend the functionality and scope of the Group's internet and intermediary operations.

Going concern
After making appropriate enquiries, the Directors have a reasonable expectation that the Company, and the Group as a whole, have adequate resources to continue in operational existence for the foreseeable future. Accordingly, the financial statements have been prepared on a going concern basis.

Directors
The following were Directors of the Company during the Period:

	Position	Date of appointment
Gerald Corbett	Chairman	28 June 2007
Simon Nixon	Chief Executive Officer	12 April 2007
Paul Doughty	Chief Financial Officer	12 April 2007
Michael Wemms	Senior Independent Non-Executive Director	10 July 2007
Rob Rowley	Non-Executive Director	19 September 2007

Their biographical details are set out on page 20.

Details of Directors' remuneration, share options and share awards are set out in the Directors' Remuneration Report on pages 30 to 35.

In accordance with the Articles of Association of the Company, each of Gerald Corbett, Simon Nixon, Paul Doughty, Michael Wemms and Rob Rowley will retire at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

Directors' interests
The Directors' interests in the share capital of the Company and share options in the Company as at 31 December 2007, together with the changes in those interests between 31 December 2007 and 14 March 2008 (being the latest practicable date prior to publication of this report), are set out in the Directors' Remuneration Report on pages 30 to 35. No Director has any other interest in any ordinary shares or loan stock of any Group company.

Transactions with Directors and related party transactions
The details of transactions with Directors of the Company and related party transactions in the Period are set out in note 21 to the financial statements on page 58 and the Corporate Governance Report on pages 23 to 27.

Directors' and officers' insurance
During the Period, the Group maintained liability insurance for its Directors and officers.

Statement of Directors' responsibilities in respect of the Annual Report and the financial statements
The Directors are responsible for preparing the Annual Report and the Group and parent company financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare Group and parent company financial statements for each financial year. Under that law they are required to prepare the Group financial statements in accordance with IFRSs as adopted by the EU and applicable law and have elected to prepare the parent company financial statements in accordance with UK Accounting Standards and applicable law (UK Generally Accepted Accounting Practice).

The Group financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position and the performance of the Group; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

The parent company financial statements are required by law to give a true and fair view of the state of affairs of the parent company and of the profit or loss of the parent company for that period.

In preparing each of the Group and parent company financial statements, the Directors are required to:
- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- for the Group financial statements, state whether they have been prepared in accordance with IFRSs as adopted by the EU;
- for the parent company financial statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent company financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the parent company will continue in business.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the Directors are also responsible for preparing a Directors' Report, Directors' Remuneration Report and Corporate Governance Statement that comply with that law and those regulations.

Internal control
The Corporate Governance Report and Audit Committee Report on pages 23 to 28 includes the Board's assessment following a review of internal controls and consideration of the guidance issued by the Turnbull Committee of the Institute of Chartered Accountants of England and Wales.

Employees
The Group places considerable value on the involvement of its employees and consults with them on matters affecting them as employees and on the various factors affecting the performance of the Group. This ensures employees' views can be taken into account in making decisions which are likely to affect their interests. Consultation is achieved through formal and informal meetings, regular briefings, publication of the Group newsletter and circulation to employees of results announcements and other corporate announcements. This also helps to achieve a common awareness on the part of employees of the financial and economic factors affecting the performance of the Company and the Group.

All employees are able to participate in the Moneysupermarket.com Group PLC Share Incentive Plan which gives them the opportunity to purchase ordinary shares in the Company using money deducted from their pre-tax salary on a monthly basis. This helps develop employees' interest in the performance of the Company.

The Group operates a non-discriminatory employment policy and full and fair consideration is given to applications for employment from disabled persons, where they have the appropriate skills and abilities, and to the continued employment of staff who become disabled, wherever reasonably practicable.

The Group encourages the continuous development and training of its employees and the provision of equal opportunities for the training and career development of disabled employees.

Further details of policies and initiatives are given in the Corporate Responsibility Report on page 22.

Borrowings
The Group borrowed £150,000,000 on 22 June 2007 at an interest rate of 7.595%. This amount was repaid by the Group in its entirety on 31 July 2007.

Financial instruments
It is the Group's objective to manage its financial risk so as to minimise the adverse fluctuations in the financial markets on the Group's reported profitability and cash flow. The specific policies for managing each of the Group's main financial risk areas are detailed in note 17 to the financial statements on page 56.

Political and charitable donations
During the Period, the Group did not make any political donations and made charitable donations of £4,726.

Creditor payment policy
The Company agrees terms and conditions for its business transactions with suppliers. Payment is made in accordance with these terms provided the supplier meets its obligations. The Company does not hold any trade creditor balances.

Disclosure of information to auditors
The Directors who held office at the date of approval of this report confirm that, so far as they are each aware, there is no relevant audit information (as defined in the Companies Act 1985) of which the Company's auditors are unaware; and each such Director has taken all the steps that he ought to have taken as a Director to make himself aware of any relevant audit information, and to establish that the Company's auditors are aware of that information.

Auditors
KPMG Audit Plc have indicated their willingness to accept reappointment as auditors of the Company, and a resolution proposing their reappointment will be put to shareholders at the forthcoming Annual General Meeting.

Annual General Meeting
The forthcoming Annual General Meeting of the Company will be held at De Vere Carden Park Hotel, near Chester, Cheshire, CH3 9DQ on 22 April 2008 at 10.30am.

The notice convening the forthcoming Annual General Meeting of the Company, with details of the business to be transacted at the Annual General Meeting and explanatory notes, accompany this Annual Report.

Approved by the Board of Directors on 25 February 2008 and signed on its behalf by:

Darren Drabble
Company Secretary

Registered Office:
Moneysupermarket House, St. David's Park, Ewloe, Chester, CH5 3UZ
Registered in England No: 06160943

Independent Auditors' Report to the Members of Moneysupermarket.com Group PLC

We have audited the Group and parent company financial statements (the 'financial statements') of Moneysupermarket.com Group PLC (the 'Company') for the period ended 31 December 2007 which comprise the Consolidated Income Statement, the Consolidated and parent company Balance Sheets, the Consolidated Cash Flow Statement, the Consolidated Statement of Changes in Equity and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU, and for preparing the parent company financial statements and the Directors' Remuneration Report in accordance with applicable law and UK Accounting Standards (UK Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities on pages 38 and 39.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view, and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation. We also report to you whether, in our opinion, the information given in the Directors' Report is consistent with the financial statements. The information given in the Directors' Report includes that specific information presented in the Business Review that is cross referred from the Review of activities section of the Directors' Report.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Report reflects the Company's compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements, and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the Group's affairs as at 31 December 2007 and of its profit for the period then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;
- the parent company financial statements give a true and fair view, in accordance with UK Generally Accepted Accounting Practice, of the state of the parent company's affairs as at 31 December 2007;
- the parent company financial statements, and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the financial statements.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
St James' Square
Manchester M2 6DS
25 February 2008

Consolidated Income Statement

for the period ended 31 December 2007

	Note	31 December 2007 £000
Revenue		88,314
Cost of sales		(29,057)
Gross profit		59,257
Distribution expenses		(10,332)
Administrative expenses		(37,817)
Results from operating activities	5	11,108
Financial income	7	1,336
Financial expense	7	(4,894)
Net finance costs		(3,558)
Profit before income tax		7,550
Income tax credit	8	1,874
Profit for the period		9,424
Attributable to:		
Equity holders of the Company		9,472
Minority interest	21	(48)
Profit for the period		9,424
Earnings per share		
Basic earnings per ordinary share (pence)	9	3.0
Diluted earnings per ordinary share (pence)	9	2.9

Consolidated Balance Sheet

at 31 December 2007

	Note	31 December 2007 £000
Assets		
Non-current assets		
Property, plant and equipment	11	**12,585**
Intangible assets	12	**318,853**
Deferred tax asset	15	**3,124**
Total non-current assets		**334,562**
Current assets		
Trade and other receivables	13	**19,906**
Prepayments		**1,194**
Cash and cash equivalents		**54,015**
Total current assets		**75,115**
Total assets		**409,677**
Liabilities		
Non-current liabilities		
Deferred tax liability	15	**54,243**
Current liabilities		
Trade and other payables	14	**25,681**
Current tax liabilities		**2,758**
Total current liabilities		**28,439**
Total liabilities		**82,682**
Equity		
Share capital	16	**118**
Share premium		**170,565**
Retained earnings		**13,285**
Other reserves		**143,027**
Total equity attributable to equity holders of the Company		**326,995**
Minority interest		**–**
Total equity		**326,995**
Total equity and liabilities		**409,677**

The financial statements were approved by the Board of Directors and authorised for issue on 25 February 2008. They were signed on its behalf by:

Simon Nixon
Chief Executive Officer

Paul Doughty
Chief Financial Officer

Consolidated Statement of Changes in Equity

for the period ended 31 December 2007

	Note	Issued share capital £000	Share premium £000	Other reserves £000	Retained earnings £000	Reserve for own shares £000	Foreign currency translation reserve £000	Total £000
Foreign currency translation		–	–	–	–	–	9	9
Total income and expense for the period recognised directly in equity		–	–	–	–	–	9	9
Deferred tax recognised on share-based payments		–	–	–	262	–	–	262
Profit for the period		–	–	–	9,424	–	–	9,424
Total income and expense for the period		–	–	–	9,686	–	9	9,695
Arising on acquisition of subsidiary		–	–	143,018	–	–	–	143,018
Issue of share capital		118	179,927	–	–	–	–	180,045
Conversion of shares to deferred shares		–	–	–	–	–	–	–
Transaction costs		–	(9,362)	–	–	–	–	(9,362)
Share-based payment	18	–	–	–	3,599	–	–	3,599
At 31 December 2007		**118**	**170,565**	**143,018**	**13,285**	**–**	**9**	**326,995**

Other reserves
The other reserves balance represents the merger and revaluation reserves generated upon the acquisition of Moneysupermarket.com Financial Group Limited by Moneysupermarket.com Group PLC, as discussed in Note 3.

Foreign currency translation reserve
The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Reserve for own shares
The reserve for the Company's own ordinary shares comprises the cost of the Company ordinary shares held by the Group. At 31 December 2007, the Group held 948,184 shares at a cost of 0.02p per share through a trust for the benefit of the Group's employees.

Consolidated Cash Flow Statement

for the period ended 31 December 2007

	Note	31 December 2007 £000
Operating activities		
Profit for the period		9,424
Adjustments to reconcile Group net profit to net cash flows:		
Depreciation	11	908
Amortisation of intangible assets	12	13,325
Net finance costs	7	3,558
Equity-settled share-based payment transactions	18	3,599
Income tax credit	8	(1,874)
Change in trade and other receivables		2,541
Change in trade and other payables		(1,730)
Income tax paid		(6,254)
Net cash flow from operating activities		23,497
Investing activities		
Interest received		1,336
Acquisition of subsidiary		(164,561)
Cash acquired with subsidiary		14,296
Acquisition of property, plant and equipment	11	(6,260)
Net cash flow from investing activities		(155,189)
Financing activities		
Proceeds from share issue		179,951
Costs from issue of shares		(9,362)
Proceeds from borrowings		150,000
Loan from a related party		20,000
Repayment of borrowings		(150,000)
Interest paid		(4,882)
Net cash flow from financing activities		185,707
Net increase in cash and cash equivalents		54,015
Cash and cash equivalents at start of period		–
Cash and cash equivalents at end of period		54,015

Notes to the Financial Statements

(forming part of the financial information)

1 Corporate information

The consolidated financial statements of Moneysupermarket.com Group PLC for the period ended 31 December 2007 were authorised for issue in accordance with a resolution of the Directors on 25 February 2008. The Group financial statements have been prepared and approved by the Directors in accordance with International Financial Reporting Standards as adopted by the EU ("Adopted IFRSs"). The Company has elected to prepare its parent company financial statements in accordance with UK GAAP; these are presented on pages 60 to 64.

2 Summary of significant accounting policies

Basis of preparation

The financial statements are prepared on the historical cost basis.

Use of estimates and judgements

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in the following notes:

- Note 3 & 12 goodwill and other intangibles, including their amortisation and impairment
- Note 14 accruals for legal cases
- Note 18 share-based payments

Basis of consolidation

These consolidated financial statements incorporate the financial statements of Moneysupermarket.com Group PLC and its subsidiaries.

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Foreign currency

The consolidated financial statements are presented in sterling, which is the Company's functional and presentation currency. The functional currency of the foreign operation Icero GmbH is the euro. The income and expenses of the foreign operation are translated into sterling at an average exchange rate for the period in which the activity occurred. The assets and liabilities of the foreign operation are translated into sterling using exchange rates ruling as at the balance sheet date. The exchange difference arising upon translation is taken directly to a separate component of equity.

Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Foreign currency differences arising on retranslation are recognised as a profit or loss.

Revenue

Internet business

The Group generates fees from internet lead generation (click based revenue), commissions from brokerage sales and advertising through a variety of contractual arrangements. The Group recognises click based revenues and associated costs in the period that the lead is generated. Brokerage commissions are recognised at the point of completion of the transaction with the consumer. Advertising revenue is recognised in the period when an advertisement is delivered to the end user.

Intermediary business

Commissions are recognised on completed transactions in the period that a transaction completes.

Revenue is recognised net of value added tax.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Notes to the Financial Statements continued

2 Summary of significant accounting policies continued
Depreciation is charged to the Income Statement on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment. Land is not depreciated. Assets under construction are not depreciated until brought into use. The estimated useful lives are as follows:

Buildings	50 years
Plant and equipment (including IT equipment)	3 years
Fixtures and fittings	5 years
Office equipment	5 years

The useful lives and depreciation rates are reassessed at each reporting date.

Intangible assets
Goodwill
Business combinations are accounted for using the acquisition accounting method. The excess of the cost of the business combination over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities, is recognised in the balance sheet as goodwill and is not amortised.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses, with the carrying value being reviewed for impairment at least annually, and whenever there is an indication that the carrying value may be impaired.

Other intangible assets
The cost of other intangible assets acquired in a business combination is fair value as at the date of acquisition. After initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. All the Group's intangible assets (other than goodwill) have been identified as having finite useful lives. As such, they are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life is reviewed at least at each financial year end. The amortisation expense on intangible assets with finite lives is recognised in the Income Statement in the expense category consistent with the function of the intangible asset. The estimated useful lives are as follows:

Market-related	10 years
Customer relationships	7 years
Customer lists	3 years
Technology	3 years

Market-related intangible assets are defined as those that are primarily used in the marketing or promotion of products and services, for example trademarks, tradenames and internet domain names.

Customer-related intangible assets consist of customer (provider) lists, customer (provider) contracts and relationships, and non-contractual customer (provider) relationships. For accounting purposes, customer (provider) relationships and customer (provider) lists have been identified separately. Relationships with high-profile customers (providers) provide the Group with prominence in the marketplace, create volume and traffic on the website, and enhance the reputation of the brand. Customer (provider) lists allow the Group to undertake targeted marketing activities.

Technology-based intangible assets relate to innovations and technical advances such as computer software, patented and unpatented technology, databases and trade secrets.

Impairment
The carrying amounts of the Group's assets are reviewed annually to determine whether there is any indication of impairment. If such indication exists, the asset's recoverable amount is estimated.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the Income Statement.

For the purposes of impairment reviews, the recoverable amount of the Group's assets is taken to be the greater of their net realisable value and value in use.

Research and development
Expenditure on research activities, undertaken with the prospect of gaining technical knowledge and understanding, is charged to the Income Statement when incurred. Development expenditure is capitalised when it meets the criteria outlined in SIC 32. Expenditure that does not meet the criteria is expensed directly to the Income Statement.

Cash and cash equivalents
Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand are included as a component of cash and cash equivalents for the purpose only of the Cash Flow Statement.

Employee benefits
Defined contribution plans
Obligations for contributions to defined contribution pension plans are recognised as an expense in the Income Statement as incurred.

2 Summary of significant accounting policies continued

Share-based payment transactions

The share option programme allows certain Group employees to acquire shares of Moneysupermarket.com Group PLC; these awards are granted by Moneysupermarket.com Group PLC. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using the Black-Scholes model, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is due only to share prices not achieving the threshold for vesting.

Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are recognised in the Income Statement as the related service is provided.

A provision is recognised for the amount expected to be paid under short-term cash bonus or profit sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Net financing costs

Net financing costs comprise interest payable and interest receivable, and are recognised in the Income Statement as they accrue, using the effective interest method.

Dividends

Dividends payable to the Company's shareholders are recognised as a liability and deducted from shareholders' equity in the period in which the shareholders' right to receive payment is established.

Taxation

Tax on the profit or loss for the year comprises current and deferred tax. Tax is recognised in the Income Statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of goodwill; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit other than in a business combination, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

A deferred tax liability was recognised in the period as 30% of the value of the intangible assets with finite lives which were generated upon the acquisition of Moneysupermarket.com Financial Group Limited, representing the tax effect of the amortisation of these assets in future periods. This liability will decrease in line with the amortisation of the related intangible assets, with the deferred tax credit recognised in the Income Statement in accordance with IAS 12. At the period end, this liability was revalued at the enacted corporation tax rate of 28%, this being the rate at which the liability will unwind.

Group management of capital

The Group's objectives when managing capital are:

- to safeguard the entity's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders; and
- to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

The Group sets the amount of capital in proportion to risk. The Group manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In assessing the level of capital all components of equity are taken into account, i.e. share capital and retained earnings and reserves (where applicable).

The Group has no debt as at 31 December 2007 and is not subject to externally imposed capital requirements; management of capital therefore focuses around its ability to generate cash from its operations.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, or sell assets to raise funds.

The Group believes it is meeting its objectives for managing capital as funds are available for reinvestment where necessary as well as being in a position to make returns to shareholders where this is felt appropriate.

Notes to the financial statements continued

2 Summary of significant accounting policies continued

Application of recently issued/amended IFRSs

A number of new standards, amendments to standards and interpretations are not effective for the year ended 31 December 2007, and have not been applied in preparing these consolidated financial statements:

- **IFRS 8 – Operating Segments** introduces the 'management approach' to segment reporting. IFRS 8, which becomes mandatory for the Group's 2009 financial statements, will require the disclosure of segment information based on the internal reports regularly reviewed by the Group's Chief Operating Decision Maker in order to assess each segment's performance and to allocate resources to them. Currently the Group presents segment information in respect of internet and intermediary segments.
- **IFRIC 11 IFRS 2 – Group and Treasury Share Transactions** requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity instruments to be accounted for as an equity-settled share-based payments transaction, regardless of how the equity instruments are obtained. IFRIC 11 will become mandatory for the Group's 2008 financial statements, with retrospective application required. It is not expected to have any impact on the consolidated financial statements.
- **IFRIC 12 Service Concession Arrangements** provides guidance on certain recognition and measurement issues that arise in accounting for public-to-private service concessions arrangements. IFRIC 12, which becomes mandatory for the Group's 2008 financial statements, is not expected to have any effect on the consolidated financial statements.
- **IFRIC 13 Customer Loyalty Programmes** addresses the accounting by entities that operate, or otherwise participate in, customer loyalty programmes for their customers. It relates to customer loyalty programmes under which the customer can redeem credits for awards such as free or discounted goods or services. IFRIC 13, which becomes mandatory for the Group's 2009 financial statements, is not expected to have any impact on the consolidated financial statements.
- **IFRIC 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction** clarifies when refunds or reductions in future contributions in relation to defined benefit assets should be regarded as available and provides guidance on the impact of minimum funding requirements on such assets. IFRIC 14, which becomes mandatory for the Group's 2008 financial statements, with retrospective application required, is not expected to have any impact on the consolidated financial statements.
- **Amendment to IAS 1 – Presentation of Financial Statements** requires presentation of all non-owner changes in equity either in a single statement of comprehensive equity, or in an income statement plus a statement of comprehensive equity. The amended standard, which will become effective for annual periods beginning on or after 1 January 2009 with earlier adoption permitted, will require a change in the presentation of the Group's financial statements.
- **Amendment to IAS 23 – Borrowing Costs** requires an entity to capitalise borrowing costs directly attributable to an acquisition, construction, or production of a qualifying asset as part of the cost of the asset, removing the option to recognise the costs as an expense. The revised standard is effective for annual periods beginning on or after 1 January 2009. Its effect on the consolidated financial statements can only be assessed when the standard is applied.
- **Amendment to IAS 27 – Consolidated and Separate Financial Statements** requires changes to the accounting for a non-controlling interest in and the loss of control of a subsidiary. The amendments, which are effective for annual periods beginning on or after 1 July 2009, and apply retrospectively, except in certain circumstances, are not expected to have any impact on the consolidated financial statements.
- **Revised IFRS 3 – Business Combinations** extends the scope of IFRS 3 to include business combinations involving only mutual entities, and to business combinations achieved by contract alone. The revised standard is effective for annual periods beginning on or after 1 July 2009. The carrying amount of any assets and liabilities that arose under business combinations prior to the application of IFRS 3 (2008) are not adjusted, and therefore the revised standard is not expected to have any impact on the consolidated financial statements.
- **Exposure Draft for Proposed Amendment to IFRS 2 – Share-Based Payments** will provide clarity that an entity that receives goods or services from a supplier would apply IFRS 2, even if the entity has no obligation to make the required share-based cash payments related to such goods or services. The amendment is not expected to have any impact on the consolidated financial statements, although the share based payment charge may increase when the Simon Nixon Scheme is completed.

3 Business combinations

On 22 June 2007, Moneysupermarket.com Group PLC acquired 100% of the voting shares of Moneysupermarket.com Financial Group Limited.

The provisional fair value of the identifiable assets and liabilities of the consolidated Moneysupermarket.com Financial Group Limited group of companies at the date of acquisition and the corresponding carrying amounts immediately before the acquisition were:

	Pre-acquisition carrying amounts £000	Fair value adjustments £000	Recognised values on acquisition £000
Property, plant and equipment	7,233	–	7,233
Intangible assets	–	207,213	207,213
Deferred tax assets	133	1,706	1,839
Trade and other receivables	22,293	–	22,293
Prepayments	1,463	–	1,463
Cash and cash equivalents	14,296	–	14,296
	45,418	**208,919**	**254,337**
Deferred tax liabilities	–	(62,000)	(62,000)
Trade and other payables	(12,346)	2,827	(9,519)
	(12,346)	**(59,173)**	**(71,519)**
Net identifiable assets and liabilities	**33,072**	**149,746**	**182,818**
Goodwill on acquisition (note 12)			124,965
Total consideration			**307,783**

The fair value adjustments to intangible fixed assets represent the fair values calculated by an independent third party as attributable to the Group's marketing related intangible assets, customer relationships, customer lists and technology. The deferred tax liability represents the tax effect which will result from the amortisation of the intangible assets, calculated at 30% of their fair value. The deferred tax asset and trade payables adjustment represent the recognition of the tax effect of share based payments. The fair value adjustments will be finalised within 12 months of the acquisition date, in line with the requirements of IFRS 3.

The goodwill recognised on the acquisition is attributable mainly to the skills and technical talent of the acquired business' workforce and expectations of the Group's future performance.

The total cash element of the acquisition was £164,765,000 and comprised a cash payment and costs directly attributable to the acquisition. £162,000,000 was paid to acquire 40% of Moneysupermarket.com Financial Group Limited and there were £2,765,000 of costs associated with the acquisition.

At the same time, shares in Moneysupermarket.com Financial Group Limited, representing 15% of share capital, with fair value of £60,750,000 were exchanged as part of the acquisition.

Subsequently, the 45,500 Moneysupermarket.com Financial Group Limited shares owned by Simon Nixon were exchanged for 85,498 B ordinary shares in Moneysupermarket.com Group PLC. As this was a transaction between parties under common control, it is outside of the scope of IFRS 3 and the shares have been recorded at book value at the date of transaction.

Consideration

	£000
Cash consideration	162,000
Costs associated with the acquisition	2,765
Fair value of share-for-share exchange	60,750
Transfer of 45% from company under common control	82,268
Total	**307,783**

The consideration has resulted in the recognition of a merger reserve for 15% of the fair value of assets acquired of £60,750,000, a merger reserve of £16,923,000 for 45% of the book value transferred from a company under common control, and a revaluation reserve of £65,345,000 representing 45% of the fair value of the intangible assets transferred from a company under common control.

	£000
Cash outflow on acquisition:	
Net cash acquired with the subsidiary	14,296
Cash paid	(164,561)
Net cash outflow	**(150,265)**

Notes to the Financial Statements continued

3 Business combinations continued

From the date of acquisition, Moneysupermarket.com Financial Group Limited has contributed £18,869,000 to the net profit of the Group.

If the combination had taken place at the beginning of the year, the profit for the Group would have been £17,406,000 and revenue from continuing operations would have been £162,882,000.

4 Segmental information

Business segments

The Group's primary format for segment reporting is business segments and its secondary format is geographical segments. There is no material difference between the country origin of sales and the location of customer.

	Internet £000	Intermediary £000	Total £000
Period ended 31 December 2007			
Revenue			
Total external revenues	82,586	5,728	88,314
Results			
Segment result	12,077	(114)	11,963
Unallocated expenses			(855)
Profit from operating activities			11,108
Net finance costs			(3,558)
Profit before tax			7,550
Income tax credit			1,874
Profit for the period			**9,424**
As at 31 December 2007			
Assets and liabilities			
Segment assets	35,173	461	35,634
Intangible assets	193,888	–	193,888
Goodwill	124,965	–	124,965
Unallocated assets			55,190
Total assets			**409,677**
Segment liabilities	36,765	2,599	39,364
Deferred tax liability	54,243	–	54,243
Unallocated liabilities			(10,925)
Total liabilities			**82,682**
Other segment information			
Capital expenditure			
Property, plant and equipment	13,493	–	13,493
Intangible fixed assets	332,178	–	332,178
Total capital expenditure			345,671
Depreciation	908	–	908
Amortisation	13,325	–	13,325

Included within the unallocated assets balance is £50,000,000 of cash which is held by Moneysupermarket.com Financial Group Limited, the holding company of the Group prior to acquisition, and £1,600,000 of cash held by Moneysupermarket.com Group PLC. As such, this cash cannot be attributed to either business segment.

4 Segmental information continued

Geographical segments

The following table presents revenue, expenditure and certain asset information regarding the Group's geographical segments:

	UK £000	Europe £000	Total £000
Period ended 31 December 2007			
Revenue			
Segment revenue	88,157	157	88,314
Other segment information			
Segment assets	409,215	462	409,677
Capital expenditure			
Property, plant and equipment	13,392	101	13,493
Intangible assets	332,178	–	332,178
Total capital expenditure			345,671

5 Results from operating activities

	31 December 2007 £000
Profit on ordinary activities before taxation is stated after charging	
Depreciation	908
Amortisation of intangible assets	13,325
Research and development costs	709
Auditors' remuneration:	
Audit of these financial statements	66
Audit of subsidiaries' financial statements	50
Services relating to taxation	176
Services relating to IT advisory	103
Other services	61

The auditors also provided services relating to the acquisition of Moneysupermarket.com Financial Group Limited and flotation of the Company to the value of £1,229,000 which have been capitalised or charged to share premium.

6 Staff numbers and cost

The average number of persons employed by the Group (including Directors) during the period, analysed by category, was as follows:

	Number of employees 31 December 2007
IT operations	269
Administration	337
Total	**606**

The aggregate payroll costs of these persons were as follows:

	31 December 2007 £000
Wages and salaries	9,322
Compulsory social security contributions	1,034
Contributions to defined contribution plans	12
Equity-settled share-based payment transactions	3,599
	13,967

Notes to the Financial Statements continued

7 Finance income and expense

	31 December 2007 £000
Financial income	
Interest received on bank deposits	1,336
Financial expense	
Interest expense on financial liabilities	(4,894)
Net finance expense	**(3,558)**

8 Income tax

Tax charged/(credited) in the income statement

	31 December 2007 £000
Current tax	
Current tax on income for the period	7,152
Current tax on equity-settled share options	(247)
	6,905
Deferred tax	
Origination and reversal of temporary differences	(3,908)
Adjustments due to change in corporation tax rate	(3,715)
Deferred tax on unapproved equity-settled share options	(1,156)
	(8,779)
Tax on profit on ordinary activities	**(1,874)**

Reconciliation of the effective tax rate

The tax charge/(credit) for the period is lower than the standard rate of corporation tax in the UK in 2007 of 30%. The differences are explained below.

	31 December 2007 £000
Profit for the period	7,550
Standard rate of tax at 30%	2,265
Effects of:	
Expenses not deductible for tax purposes	335
Deferred tax not recognised at 30%	943
Impact on deferred tax of reduction in corporation tax rate to 28%	(3,715)
Movement on deferred tax related to share-based payments	(1,702)
Tax on profit on ordinary activities (see above)	**(1,874)**

Unrecognised tax losses

The Group has tax losses arising from the results of a foreign subsidiary of £143,360. Deferred tax assets have not been recognised in respect of these losses as they may not be used to offset taxable profits elsewhere in the Group and they have arisen in a foreign subsidiary that may not make a profit in the immediate future. There are a further £2,665,000 of losses trapped within Moneysupermarket.com Group PLC which relate to the period before the acquisition of Moneysupermarket.com Financial Group Limited, and therefore may not be used to offset taxable profits elsewhere in the Group. A deferred tax asset has not been recognised for these losses.

9 Earnings per share

Basic earnings per share

Basic earnings per share amounts are calculated by dividing profit for the year attributable to ordinary equity holders of the parent, by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share

Diluted earnings per share amounts are calculated by dividing profit attributable to ordinary equity holders of the parent, by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares.

The following reflects the share data used in the basic and diluted earnings per share computations:

	Earnings £000	Weighted average number of shares millions	Per share amount pence
Basic earnings per share	9,424	313.6	3.0
Dilutive effect of share-based instruments	–	12.2	(0.1)
Diluted earnings per share	9,424	325.8	2.9

10 Dividends

No dividends have been declared nor paid during the period.

	£000
Proposed for approval at Annual General Meeting (not recognised as a liability as at 31 December):	
Equity dividends on ordinary shares:	
Final dividend for 2007: 1.63p per share	8,098

11 Property, plant and equipment

	Land and buildings £000	Under construction £000	Plant and equipment £000	Office equipment £000	Fixtures and fittings £000	Total £000
Cost:						
On acquisition of Moneysupermarket.com Financial Group Limited	4,566	100	2,289	153	125	7,233
Additions	10	5,064	1,151	18	17	6,260
Transfers	–	(100)	100	–	–	–
Disposals	–	–	(70)	–	–	(70)
At 31 December 2007	**4,576**	**5,064**	**3,470**	**171**	**142**	**13,423**
Depreciation:						
Depreciation for the year	48	–	801	23	36	908
Disposals	–	–	(70)	–	–	(70)
At 31 December 2007	**48**	**–**	**731**	**23**	**36**	**838**
Net book value:						
At 31 December 2007	**4,528**	**5,064**	**2,739**	**148**	**106**	**12,585**

12 Intangible assets

	Market related £000	Customer relationship £000	Customer list £000	Technology related £000	Goodwill £000	Total £000
Cost:						
On acquisition of Moneysupermarket.com Financial Group Limited	132,100	68,500	713	5,900	124,965	332,178
At 31 December 2007	**132,100**	**68,500**	**713**	**5,900**	**124,965**	**332,178**
Amortisation:						
Charged during the period	6,985	5,174	126	1,040	–	13,325
At 31 December 2007	**6,985**	**5,174**	**126**	**1,040**	**–**	**13,325**
Net book value:						
At 31 December 2007	**125,115**	**63,326**	**587**	**4,860**	**124,965**	**318,853**

Notes to the Financial Statements continued

12 Intangible assets continued
During the period, the Group employed the services of an appropriately qualified and experienced independent third party to value the internet segment's intangible assets. This valuation has been used as the carrying value for these assets. The intermediary segment was determined to have no intangible assets and, having generated a loss for the period of £114,000, to have little or no value. Accordingly, all the value of the Group was assigned to the internet segment which is considered to be one cash generating unit. The Group believes the most appropriate method by which to assess impairment of the internet segment is the quoted market price of the Group. At the balance sheet date, the market capitalisation of the Group exceeded the carrying value of the Group's assets by 70%. The Group has also undertaken an impairment review to assess the unit's value in use. This calculation has been based on the results for 2007, the Group budget for 2008 and a discount rate of 10% has been applied. This confirmed no impairment charge is considered necessary.

13 Trade and other receivables

	31 December 2007 £000
Trade receivables	**19,906**

All receivables fall due within one year. At 31 December 2007 trade receivables are shown net of an allowance for doubtful debts of £103,000, which represents a judgement made by management of which receivable balances are unlikely to be recovered.

Movements in the provision for impairment of receivables were as follows:

	£000
On acquisition of Moneysupermarket.com Financial Group Limited	–
Charge for the period	188
Amounts written off	(85)
At 31 December 2007	**103**

As at 31 December 2007, the analysis of trade receivables that were past due but not impaired is as follows

	Total £000	Neither past due nor impaired £000	Past due not impaired <30 days £000	30-60 days £000	60-90 days £000	90-120 days £000	>120 days £000
	19,906	13,845	4,781	757	289	45	189

The Group's standard payment terms are 15 days.

14 Trade and other payables

	31 December 2007 £000
Trade payables due to related parties	563
Other trade payables	16,790
Non-trade payables and accrued expenses	8,288
Deferred income	40
	25,681

Included within the non-trade payables and accrued expenses is an accrual for legal cases. This has been estimated based on the expected exposure plus legal costs, having regard to specialist legal advice plus the nature of the claims.

15 Deferred tax assets and liabilities
Deferred tax assets and liabilities are attributable to the following:

	Assets £000	Liabilities £000
Recognised on acquisition of Moneysupermarket.com Financial Group Limited	(1,706)	61,955
Temporary differences	–	(3,997)
Reduction in corporation tax rate	–	(3,715)
Revaluation of unapproved options at the balance sheet date	(1,156)	–
Issue of LTIP equity-settled share options	(262)	–
At 31 December 2007	**(3,124)**	**54,243**

The deferred tax liability arises from the creation of the intangible assets upon the acquisition of Moneysupermarket.com Financial Group Limited.

The deferred tax asset arises from the future deduction available from the exercise of share options.

16 Capital and reserves
Authorised

	2007 Thousands	2007 £
Ordinary shares of 0.02p each	1,154,706	230,941
Deferred shares of 0.02p each	95,294	9,059
	1,250,000	**250,000**

Moneysupermarket.com Group PLC was incorporated on 14 March 2007 with an authorised share capital of £100 divided into 100 ordinary shares of £1 each of which two were issued nil paid up to the subscriber to the Memorandum of Association of Moneysupermarket.com Group PLC.

On 12 April 2007 the subscriber's two ordinary shares in Moneysupermarket.com Group PLC were transferred to Simon Nixon who on 30 May 2007 paid up the two ordinary shares.

Since incorporation of Moneysupermarket.com Group PLC there have been the following changes to its authorised and issued share capital:

By special resolution on 22 June 2007:

- The two ordinary shares held by Simon Nixon were redesignated as B ordinary shares and the remaining 98 shares of the authorised share capital were redesignated as ordinary shares.
- The authorised share capital was increased to £250,000 by the creation of 249,900 new ordinary shares of £1 each.
- The new ordinary shares of £1 each were redesignated as 154,402 ordinary shares, 10,000 A ordinary shares and 85,498 B ordinary shares.

On 29 June 2007, Moneysupermarket.com Group PLC made the following allotments of shares:

- In consideration for the acquisition of 6,758 ordinary shares in the issued capital of Moneysupermarket.com Financial Group Limited by Moneysupermarket.com Group PLC, 6,758 ordinary shares were issued by Moneysupermarket.com Group PLC to the holders of those ordinary shares in Moneysupermarket.com Financial Group Limited.
- In consideration for the acquisition of 4,796 A ordinary shares in the issued capital of Moneysupermarket.com Financial Group Limited by Moneysupermarket.com Group PLC, 4,796 A ordinary shares were issued by Moneysupermarket.com Group PLC to the holders of those A ordinary shares in Moneysupermarket.com Financial Group Limited.
- In consideration for the acquisition of 45,000 ordinary shares in the issued capital of Moneysupermarket.com Financial Group Limited from Simon Nixon, 85,498 B ordinary shares were issued by Moneysupermarket.com Group PLC to Simon Nixon.

On 9 July 2007:

- Each issued and unissued ordinary, A ordinary and B ordinary share of Moneysupermarket.com Group PLC was sub-divided into 5,000 ordinary, A ordinary and B ordinary shares respectively, with a par value of 0.02p each.

On 31 July 2007:

- All of the A ordinary shares were converted and redesignated as ordinary shares.
- In accordance with Moneysupermarket.com Group PLC's existing Articles of Association at that time, Simon Nixon's shareholding of 427,500,000 B ordinary shares were converted into 332,205,882 ordinary shares and 95,294,118 deferred shares.

The following rights attached to the shares in issue during the period:

A ordinary shares
The owners of A ordinary shares had capital rights but were not entitled to receive a dividend nor vote.

B ordinary shares
The owners of B ordinary shares were not entitled to any returns of capital nor receive a dividend. They were entitled to vote.

Deferred shares
The owners of deferred shares were not entitled to any returns of capital, receive a dividend nor vote.

Ordinary shares
The owners of ordinary shares were entitled to returns of capital, receive a dividend and vote.

Notes to the Financial Statements continued

16 Capital and reserves continued
Issued and fully paid

Number of shares	Ordinary shares	A ordinary shares	B ordinary shares	Deferred shares	Total
At 22 June 2007	–	–	2	–	2
Shares issued upon acquisition of Moneysupermarket.com Financial Group Limited	6,758	4,796	85,498	–	97,052
At 29 June 2007	6,758	4,796	85,500	–	97,054
5,000 for one share split	33,790,000	23,980,000	427,500,000	–	485,270,000
At 9 July 2007	33,790,000	23,980,000	427,500,000	–	485,270,000
Conversion of B ordinary shares	332,205,882	–	(427,500,000)	95,294,118	–
Redesignation of A ordinary shares	23,980,000	(23,980,000)	–	–	–
Issued on flotation	105,882,000	–	–	–	105,882,000
Issued on flotation in relation to the Share Incentive Plan	948,184	–	–	–	948,184
At 31 December 2007	**496,806,066**	**–**	**–**	**95,294,118**	**592,100,184**

£	Ordinary shares	A ordinary shares	B ordinary shares	Deferred shares	Total
At 22 June 2007	–	–	2	–	2
Shares issued upon acquisition of Moneysupermarket.com Financial Group Limited	6,758	4,796	85,498	–	97,052
At 29 June 2007	6,758	4,796	85,500	–	97,054
5,000 for one share split	6,758	4,796	85,500	–	97,054
At 9 July 2007	6,758	4,796	85,500	–	97,054
Conversion of B ordinary shares	66,441	–	(85,500)	19,059	–
Redesignation of A ordinary shares	4,796	(4,796)	–	–	–
Issued on flotation	21,176	–	–	–	21,176
Issued on flotation in relation to the Share Incentive Plan	190	–	–	–	190
At 31 December 2007	**99,361**	**–**	**–**	**19,059**	**118,420**

The Group has a number of share option schemes under which options to subscribe for ordinary shares in Moneysupermarket.com Group PLC have been granted to certain executives and employees (note 18).

17 Financial instruments
Interest rate risk
There is no significant exposure to interest risk as the Group has no borrowings.

The Group invests its cash in a range of cash deposit accounts with UK Banks. Interest earned therefore closely follows movements in Bank of England base rates. A movement of 1% in this rate would result in a difference in annual pre-tax profit of £343,000 based on Group cash, cash equivalents and financial instruments at 31 December 2007. At the balance sheet date, £49,854,000 was invested with Bank of Scotland, this being the most invested with any one bank.

Effective interest rates
In respect of interest-earning financial assets, the following table indicates their effective interest rates at the balance sheet date.

	31 December 2007	
	Effective interest rate	£000
Cash and cash equivalents	6.07%	54,015

Credit risk
Credit risk with respect to trade receivables is monitored on an ongoing basis by the credit control team and finance management. By value, over 90% of the Group's revenue comes from blue chip companies. Most of the remaining customer base is subject to payment terms of one week collected by direct debits. At the balance sheet date, the five largest trade receivables, by customer, accounted for 16% of the total trade receivables balance, and the largest individual balance was £618,147.

Fair values
The Group's financial assets and liabilities are principally short term in nature, and therefore the fair value is not materially different from their carrying value.

18 Share-based payments

Unapproved option scheme

Grant 1

On 22 May 2007 the holders of unapproved options in Moneysupermarket.com Financial Group Limited agreed to have their unapproved options replaced with options in Moneysupermarket.com Group PLC on similar terms to those that operated under the original scheme. Options over 1,460 shares were originally exchanged. Following the share sub-division on 9 July 2007 where each ordinary share was converted to 5,000 ordinary shares, the shares under option were subject to a similar sub-division. Following this, there were therefore 7,300,000 options in issue that related to the options in Moneysupermarket.com Financial Group Limited, exchanged for options in Moneysupermarket.com Group PLC.

These options were originally issued in Moneysupermarket.com Financial Group Limited on 9 May 2005 and vested on the earlier of a trade sale or a flotation provided that in the event of a flotation the options had been held for three years. The exercise price is 6p per share.

Grant 2

On 18 and 22 June 2007 Moneysupermarket.com Group PLC issued further unapproved options that entitled key management personnel and senior employees to acquire shares in Moneysupermarket.com Group PLC. Options were originally granted over 1,243 shares, which following the subdivision referred to above, became 6,215,000 shares.

Options vest on the earlier of a trade sale or, subject to, a flotation equally over a three year period on subsequent anniversaries from the date of issue. The exercise price is 6p per share.

Grant 3

Post the subdivision of shares referred to above, on 10 and 21 July 2007 Moneysupermarket.com Group PLC issued further unapproved options that entitled key management personnel and senior employees to acquire shares in Moneysupermarket.com Group PLC. Options were originally granted over 105,000 shares. Options vest on the earlier of a trade sale or, subject to, a flotation equally over a three year period on subsequent anniversaries from the date of issue. The exercise price is 6p per share.

Share Incentive Plan scheme (SIP)

Upon Listing, the Company granted £3,000 of ordinary shares at the price of £1.70 to each eligible employee free of charge. If an employee leaves within one year, all of these ordinary shares are forfeit; between one and two years, 50% are forfeit; between two and three years, 20% are forfeit; and after three years, none are forfeit. 948,184 shares were issued under the Share Incentive Plan scheme in the year.

Long Term Incentive Plan scheme (LTIP)

On 28 December 2007, Moneysupermarket.com Group PLC made awards under the Moneysupermarket.com Group PLC Long Term Incentive Plan for senior employees.

Under the plan, shares vest at the end of a three year period dependent upon the achievement of the cumulative adjusted EBITDA figure for the three financial years from 2008 to 2010.

During the year, 1,220,215 shares options were granted, and none lapsed.

Chairman's share award

Gerald Corbett, the Chairman of Moneysupermarket.com Group PLC purchased 117,647 ordinary shares in the Retail Offer at the initial offer price of £1.70. Subject to him retaining these shares for three years and provided that he completes three years' service as Chairman he shall be entitled to subscribe at nominal value for twice the number of shares he purchased in the Retail Offer.

Movements in the year

The following table illustrates the number and weighted average exercise price of, and movements in, share options during the year:

	Number	WAEP
On acquisition	2,703	£300
Additional options granted upon 5,000 to 1 share split on 9 July	13,512,297	£0.06
Unapproved options granted on 10 July	65,000	£0.06
Unapproved options granted on 21 July	40,000	£0.06
Chairman's Award granted on 31 July	235,294	£0.00
Unapproved options lapsed during the period	(75,000)	£0.06
LTIP options granted on 28 December	1,220,215	£0.00
Outstanding at 31 December 2007	**15,000,509**	**£0.05**

Notes to the Financial Statements continued

18 Share-based payments continued

The following table lists the inputs to the Black-Scholes models used for the schemes for the period ended 31 December 2007:

	Unapproved	SIP/ Chairman's award	LTIP
Fair value at grant date (£)	1.57	1.55-1.65	1.26-1.34
Share price (£)	1.70	1.70	1.38
Exercise price (£)	0.06	0.00	0.00
Expected volatility (%)	30.0	n/a	n/a
Expected life of option (years)	3.0	3.0	3.0
Weighted average remaining contractual life (years)	0.9	2.6	3.0
Expected dividend yield (%)	3.0	3.0	3.0
Risk-free interest rate (%)	4.5	4.5	4.5

A charge in the income statement of £3,599,000 has been made for the period ended 31 December 2007. Expected volatility has been estimated by considering historic average share price volatility for similar companies. Staff attrition has been assessed based on historic retention rates.

19 Pensions and other post-employment benefit plans

The Group operates a defined contribution pension scheme based on basic salary. The assets of the scheme are held separately from those of the Group in an independently administered fund. The amounts charged to the profit and loss account represent the contributions payable to the scheme in respect of the accounting period. In the period ended 31 December 2007 £12,000 of contributions were expensed to the profit and loss account. As at 31 December 2007 no contributions were outstanding on the balance sheet.

20 Commitments and contingencies

During the year the Group entered into a contract for the installation of several pieces of IT equipment. As at 31 December 2007 £122,000 of that contract has not been invoiced. The Group has further capital commitments amounting to £113,000 in relation to certain property conversion and refurbishment works.

21 Related party transactions

The Group has the following investments in subsidiaries:

	Country of incorporation	Ownership interest 2007	Principal activity
Moneysupermarket.com Financial Group Limited	UK	100	Holding company
M2 Mortgage Club Limited	UK	100	Mortgage facilitators
Mortgage 2000 Design & Processing Limited	UK	100	Mortgage brokers and processors
Moneysupermarket.com Limited	UK	100	Internet price comparison
Travelsupermarket.com Limited (formerly Dotcom Travel Limited)	UK	100	Dormant
Insuresupermarket.com Limited (formerly 1st Source Partnership Limited)	UK	100	Auxiliary financial intermediary
Mortgage 2000 Limited	UK	100	Auxiliary financial intermediary
Making Millionaires Limited (formerly View My Accounts Limited)	UK	100	Holding company
Moneysupermarket Limited	UK	100	Dormant
Icero GmbH	Germany	90	Internet price comparison

Moneysupermarket.com Group PLC is the ultimate parent entity of the Group. Intercompany transactions with wholly owned subsidiaries have been excluded from this note, as per the exemption offered in IAS 24.

Transactions with key management personnel

There were no outstanding amounts loaned to Directors by the Company at 31 December 2007, however the Group owes Simon Nixon £146,000 in relation to advance flotation costs paid by him directly. This balance is included within non-trade payables in note 14.

In addition to their salaries, the Group also provides non-cash benefits to Directors and executive officers. Executive officers also participate in the Group's share option programme, see note 18.

21 Related party transactions continued

Key management personnel compensation

Key management, defined as the Executive Management Team, received the following compensation during the period:

	31 December 2007 £000
Short-term employee benefits	1,346
Share-based payments	2,375
Post employment benefits	2
	3,723

Other related party transactions

A number of Directors and key management personnel hold positions in other entities that result in them having control or significant influence over the financial or operating policies of these entities.

A number of these entities transacted with the Group in the reporting period.

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

Director	Company	Transaction value Year ended 31 December 2007 £000	Balance outstanding as at 31 December 2007 £000
S J Nixon	Abacus Permanent Limited	333	**(335)**
S J Nixon	Virtual Processing Limited	602	**(227)**

The Group provides office space and services to Abacus Permanent Limited and Virtual Processing Limited, companies which S J Nixon controls over 90% of the voting shares. The Group recharges these two companies rent and associated services at the same levels as it recharges wholly owned subsidiary companies. These rates are based on notional open market rents for similar offices in the locality. In addition the Group provides payroll services for these related companies, fully recovering salaries paid. In the normal course of trade with these related companies the Group both charges and is charged for mortgage procuration fees. The level of these fees is at arm's length and mirrors the going rates in the open market.

The aggregate value of transactions and outstanding balances relating to Icero GmbH, which was not a wholly owned subsidiary of the Group at the balance sheet date, were as follows:

	Transaction value Year ended 31 December 2007 £000	Balance outstanding as at 31 December 2007 £000
Icero GmbH	–	**663**

The minority interest share of the loss for the period was £48,000. No liability has been recognised in the balance sheet, as there is no requirement for the minority interest to fund their share of the losses.

On 6 September 2007, Tim Heidfeld was appointed a director of Icero GmbH, a company that was at that time a wholly owned subsidiary of Moneysupermarket.com Financial Group Limited. On 27 December 2007, Moneysupermarket.com Financial Group Limited entered into a shareholder's agreement with Tim Heidfeld pursuant to which Moneysupermarket.com Financial Group Limited transferred to Tim Heidfeld 10% of the shares of Icero GmbH in consideration for the payment by Tim Heidfeld to Moneysupermarket.com Financial Group Limited of €2,500. The shareholder's agreement includes a contractual obligation on Moneysupermarket.com Financial Group Limited to acquire all the shares in Icero GmbH held by Tim Heidfeld during the period 2010 to 2012 in pre-determined tranches. The consideration to be paid by Moneysupermarket.com Financial Group Limited for the acquisition of the shares in Icero GmbH held by Tim Heidfeld will be determined by the financial performance of Icero GmbH during the financial years 2009 to 2011. No liability has been recognised at the balance sheet date, as the consideration to be paid cannot be reliably measured. The contingent consideration will be recognised when payment becomes probable. According to the shareholder's agreement, the maximum consideration that can be paid by Moneysupermarket.com Financial Group Limited to Tim Heidfeld for the acquisition of his 10% shareholding in Icero GmbH is €12,500,000. For the achievement by Icero GmbH of financial performance less than the target financial performance, the consideration payable by Moneysupermarket.com Financial Group Limited to Tim Heidfeld for the acquisition of the shares held by him in Icero GmbH is determined by a formula set out in the shareholder's agreement.

22 Post balance sheet events

There have been no significant post balance sheet events requiring disclosure.

Moneysupermarket.com Group PLC Company Balance Sheet

at 31 December 2007

	Note	31 December 2007 £000
Fixed assets		
Investments	4	**181,688**
Current assets		
Debtors	5	**44,673**
Cash at bank and in hand		**1,620**
Total current assets		**46,293**
Creditors: amounts due within one year	6	**(5,009)**
Net current assets		**41,284**
Net assets		**222,972**
Capital and reserves		
Share capital	8	**118**
Share premium	8	**170, 565**
Other reserves	8	**16,923**
Profit and loss	8	**35,366**
		222,972

Notes to the Parent Company Financial Statements

(forming part of the financial information)

1 Accounting policies

Basis of preparation

The Company was incorporated and registered in England and Wales on 14 March 2007 as a private company limited by shares with the name Precis (2682) Limited. On 18 June 2007, the shareholders of the Company resolved to change the name of the Company to Moneysupermarket.com Group Limited. On 22 June 2007, the Company became the holding company of the Moneysupermarket.com group when it acquired the entire issued share capital of Moneysupermarket.com Financial Group Limited and its subsidiaries. On 25 June 2007, the change of name of the Company became effective. On 9 July 2007, the Company resolved to re-register as a public limited company. On 9 July 2007, the re-registration of the Company as a public limited company became effective. Admission to the Official List and to trading on the London Stock Exchange took place on 31 July 2007. The Company has produced its accounts for the period to 31 December 2007. The financial statements are prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards.

No profit and loss account is presented for the Company as permitted by section 230 of the Companies Act 1985. The profit after tax for the Company was £31,767,000.

The Company has taken the exemption in FRS1 5(a) and consequently no cash flow statement is presented for the Company.

Investments

Investments are shown at cost less provision for impairment.

Share-based payment transactions

The share option programme allows certain employees of the Group to acquire shares in the Company. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using an option valuation model, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is due only to share prices not achieving the threshold for vesting. Subsidiaries are recharged for the amount recognised as share based payments relating to awards for their employees. The fair value of the recharge is recognised over the vesting period.

Dividends

Dividends receivable are recognised when the Company's right to receive payment is established. Dividends payable to the Company's shareholders are recognised as a liability and deducted from shareholders' equity in the period in which the shareholders' right to receive payment is established.

Taxation

Tax on the profit or loss for the period comprises current and deferred tax. Tax is recognised in the Income Statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19.

2 Share-based payments

The analysis and disclosures in relation to share-based payments are given in the consolidated Group financial statements in note 18.

3 Staff numbers and cost

The average number of persons employed by the Company (including Directors) during the period, analysed by category, was as follows:

	Number of employees 31 December 2007
Administration	2

The aggregate payroll costs of these persons were as follows:

	31 December 2007 £000
Wages and salaries	436
Social security costs	55
Share based payments	1,631
	2,122

Notes to the Parent Company Financial Statements continued

4 Investments

	Shares in subsidiary undertakings £000
Cost and net book value:	
At 31 December 2007	**181,688**

The investment comprises £162,000,000 of cash consideration, £2,765,000 of costs and £16,923,000 arising from the transfer of net assets at book value from a company under common control, representing the acquisition of Moneysupermarket.com Financial Group Limited.

5 Debtors

	31 December 2007 £000
Amount due from subsidiary undertakings	43,120
Corporation tax	1,553
	44,673

6 Creditors: amounts falling due within one year

	31 December 2007 £000
Amount owed to subsidiary undertaking	4,735
Accruals	136
Amounts owed to related parties/Directors	138
	5,009

7 Dividends

No dividends have been declared nor paid during the period.

	£000
Proposed for approval at Annual General Meeting (not recognised as a liability as at 31 December):	
Equity dividends on ordinary shares:	
Final dividend for 2007: 1.63p per share	8,098

During the period, the Company received dividends of £37,000,000 from Moneysupermarket.com Financial Group Limited.

8 Capital and reserves

Authorised

	2007 Thousands	2007 £
Ordinary shares of 0.02p each	1,154,706	230,941
Deferred shares of 0.02p each	95,294	19,059
	1,250,000	**250,000**

Moneysupermarket.com Group PLC was incorporated on 14 March 2007 with an authorised share capital of £100 divided into 100 ordinary shares of £1 each of which two were issued nil paid up to the subscriber to the memorandum of association of Moneysupermarket.com Group PLC.

On 12 April 2007 the subscriber's two ordinary shares in Moneysupermarket.com Group PLC were transferred to Simon Nixon who on 30 May 2007 paid up the two ordinary shares.

Since incorporation of Moneysupermarket.com Group PLC there have been the following changes to its authorised and issued share capital:

By special resolution on 22 June 2007:

- The two ordinary shares held by Simon Nixon were redesignated as B ordinary shares and the remaining 98 shares of the authorised share capital were redesignated as ordinary shares.
- The authorised share capital was increased to £250,000 by the creation of 249,900 new ordinary shares of £1 each.
- The new ordinary shares of £1 each were redesignated as 154,402 ordinary shares, 10,000 A ordinary shares and 85,498 B ordinary shares.

8 Capital and reserves continued

On 29 June 2007, Moneysupermarket.com Group PLC made the following allotments of shares:

- In consideration for the acquisition of 6,758 ordinary shares in the issued capital of Moneysupermarket.com Financial Group Limited by Moneysupermarket.com Group PLC, 6,758 ordinary shares were issued by Moneysupermarket.com Group PLC to the holders of those shares in Moneysupermarket.com Financial Group Limited.
- In consideration for the acquisition of 4,796 A ordinary shares in the issued capital of Moneysupermarket.com Financial Group Limited by Moneysupermarket.com Group PLC, 4,796 A ordinary shares were issued by Moneysupermarket.com Group PLC to the holders of those A ordinary shares in Moneysupermarket.com Financial Group Limited.
- In consideration for the acquisition of 45,000 ordinary shares in the issued capital of Moneysupermarket.com Financial Group Limited from Simon Nixon, 85,498 B ordinary shares were issued by Moneysupermarket.com Group PLC to Simon Nixon.

On 9 July 2007:

- Each issued and unissued ordinary, A ordinary and B ordinary share of Moneysupermarket.com Group PLC was sub-divided into 5,000 ordinary, A ordinary and B ordinary shares respectively, with a par value of 0.02p each.

On 31 July 2007:

- All of the A ordinary shares were converted and redesignated as ordinary shares.
- In accordance with Moneysupermarket.com Group PLC's existing Articles of Association at that time, Simon Nixon's shareholding of 427,500,000 B ordinary shares were converted into 332,205,882 ordinary shares and 95,294,118 deferred shares.

The following rights attached to the shares in issue during the period:

A ordinary shares

The owners of A ordinary shares had capital rights but were not entitled to receive a dividend nor vote.

B ordinary shares

The owners of B ordinary shares were not entitled to any returns of capital nor receive a dividend. They were entitled to vote.

Deferred shares

The owners of deferred shares were not entitled to any returns of capital, receive a dividend nor vote.

Ordinary shares

The owners of ordinary shares were entitled to returns of capital, receive a dividend and vote.

Issued and fully paid

Number of shares	Ordinary shares	A ordinary shares	B ordinary shares	Deferred shares	Total
At 22 June 2007	–	–	2	–	2
Shares issued upon acquisition of Moneysupermarket.com Financial Group Limited	6,758	4,796	85,498	–	97,052
At 29 June 2007	6,758	4,796	85,500	–	97,054
5,000 for one share split	33,790,000	23,980,000	427,500,000	–	485,270,000
At 9 July 2007	33,790,000	23,980,000	427,500,000	–	485,270,000
Conversion of B ordinary shares	332,205,882	–	(427,500,000)	95,294,118	–
Redesignation of A ordinary shares	23,980,000	(23,980,000)	–	–	–
Issued on flotation	105,882,000	–	–	–	105,882,000
Issued on flotation in relation to the Share Incentive Plan	948,184	–	–	–	948,184
At 31 December 2007	**496,806,066**	**–**	**–**	**95,294,118**	**592,100,184**

£	Ordinary shares	A ordinary shares	B ordinary shares	Deferred shares	Total
At 22 June 2007	–	–	2	–	2
Shares issued upon acquisition of Moneysupermarket.com Financial Group Limited	6,758	4,796	85,498	–	97,052
At 29 June 2007	6,758	4,796	85,500	–	97,054
5,000 for one share split	6,758	4,796	85,500	–	97,054
At 9 July 2007	6,758	4,796	85,500	–	97,054
Conversion of B ordinary shares	66,441	–	(85,500)	19,059	–
Redesignation of A ordinary shares	4,796	(4,796)	–	–	–
Issued on flotation	21,176	–	–	–	21,176
Issued on flotation in relation to the Share Incentive Plan	190	–	–	–	190
At 31 December 2007	**99,361**	**–**	**–**	**19,059**	**118,420**

Notes to the Parent Company Financial Statements continued

8 Capital and reserves continued

The Group has a number of share option schemes under which options to subscribe for ordinary shares in Moneysupermarket.com Group PLC have been granted to certain executives and employees (see note 18 of the consolidated Group financial statements).

Other reserves

	Share premium £000	Other reserves £000	Profit and Loss £000
Shares issued	179,927	16,923	–
Total recognised profit in the period	–	–	31,767
Share based payment	–	–	3,599
Expenses on share issue	(9,362)	–	–
At 31 December 2007	**170,565**	**16,923**	**35,366**

9 Related party transactions

The Company has taken the exemption in FRS 8.3 not to disclose transactions with other Group companies.

10 Auditors' remuneration

All auditors' remuneration is borne by Moneysupermarket.com Financial Group Limited, a wholly owned UK subsidiary of the Company.

Shareholder Information

Registered Office and Registered Number
Moneysupermarket House
St David's Park
Ewloe
Chester CH5 3UZ
No. 06160943

Financial Advisors/Stockbrokers
Credit Suisse Securities (Europe) Limited
One Cabot Square
London E14 4QJ

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

Auditors
KPMG Audit Plc
St James' Square
Manchester M2 6DS

Solicitors
Herbert Smith
Exchange House
Primrose Street
London EC2A 2HS

Principal Bankers
Lloyds TSB Bank plc
City Office
PO Box 1000, BX1 1LT

Financial PR
Tulchan Communications
Sixth Floor
Kildare House
3 Dorset Rise
London EC4Y 8EN

Registrar
Capita Registrars
Northern House
Woodsome Park
Fenay Bridge
Huddersfield HD8 0LA
Telephone: 0871 200 1536 (UK)
(Calls cost 10p per minute plus network extras)
+44 (0)208 639 3399 (overseas)
E-mail: moneysupermarket@capitaregistrars.com

Enquiring about your shareholding
If you want to ask, or need any information, about your shareholding, please contact our registrar (see contact details above).

Alternatively, if you have internet access, you can access the Group's shareholder portal at www.moneysupermarket-shares.com where you can, amongst other things, view details of your shareholding, set up or amend a dividend mandate and update your address details.

Investor relations website
The investor relations section of our website, www.moneysupermarket.com, provides further information for anyone interested in the Group. In addition to the Annual Report and Accounts and share price, Company announcements including the interim and preliminary results announcements and associated presentations are also published there.

Dividend mandates
If you wish to have dividends paid directly into a bank or building society account, you should contact our registrar (see contact details on the left) for a dividend mandate form or visit the Group's shareholder portal at www.moneysupermarket-shares.com where you can set up or amend a dividend mandate. This method of payment removes the risk of delay or loss of dividend cheques in the post and ensures that your account is credited on the due date.

Share dealing service
You can buy or sell the Company's shares in a simple and convenient way via the Capita share dealing service either online (www.capitadeal.com) or by telephone (0870 458 4577).

Please note that the Directors of the Company are not seeking to encourage shareholders to either buy or sell shares in the Company. Shareholders in any doubt about what action to take are recommended to seek financial advice from an independent financial advisor authorised by the Financial Services and Markets Act 2000.

Financial calendar

Declaration date of 2007 final dividend	26 February 2008
Announcement of 2007 preliminary results	26 February 2008
Ex-dividend date of 2007 final dividend	19 March 2008
Record date of 2007 final dividend	25 March 2008
Annual General Meeting	22 April 2008
Payment date of 2007 final dividend	30 April 2008
Announcement of 2008 interim results	*August 2008
Announcement of 2008 preliminary results	*February 2009

* Exact dates to be confirmed

Further copies of this report are available from the Company's registered office, or may be accessed through the Company's website, www.moneysupermarket.com.

Forward looking statements
This Annual Report includes statements that are forward looking in nature. Forward looking statements involve known and unknown risks, assumptions, uncertainties and other factors which may cause the actual results, performance or achievements of the Group to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Except as required by the Listing Rules and applicable law, the Company undertakes no obligation to update or change any forward looking statements to reflect events occurring after the date of this Annual Report.

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